UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Commission file number:   333-103780

Paradigm Oil and Gas, Inc.
(Exact name of registrant as specified in its charter)

Nevada	33-1037546
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2701 Gulf Blvd.
Indian Rocks Beach, FL	33785
(Address of principal executive offices)	(Postal Code)

Registrant’s telephone number, including area code:   (727) 595-8101

Securities to be registered pursuant to Section 12(b) of the Act:   None

Name of each exchange on which each class is to be registered:    None

Securities to be registered pursuant to Section 12(g) of the Act:

$0.0001 par value common stock
Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filed,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   [  ]
Accelerated filer [ ]
Non-accelerated filer     [  ]
Smaller reporting company [X]
(Do not check if a smaller reporting company)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

 This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”).  These forward-looking statements are generally located in the material set forth under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Properties” but may be found in other locations as well. These forward-looking statements are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. You should not unduly rely on these statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, among others,

•	our growth strategies;

•	anticipated trends in our business;

•	our ability to make or integrate acquisitions; our liquidity and ability to finance our exploration, acquisition and development strategies;

•	market conditions in the oil and gas industry; the timing, cost and procedure for proposed acquisitions;

•	the impact of government regulation;

•	estimates regarding future net revenues from oil and natural gas reserves and the present value thereof; planned capital expenditures (including the amount and nature thereof);

•	increases in oil and gas production; the number of wells we anticipate drilling in the future;

•	estimates, plans and projections relating to acquired properties; the number of potential drilling locations; and

•	our financial position, business strategy and other plans and objectives for future operations.

We identify forward-looking statements by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “hope,” “plan,” “believe,” “predict,” “envision,” “intend,” “will,” “continue,” “potential,” “should,” “confident,” “could” and similar words and expressions, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under the “Risk Factors” section of this report and other sections of this report which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements, and the following factors:

•	the possibility that our acquisitions may involve unexpected costs;

•	the volatility in commodity prices for oil and gas;

•	the accuracy of internally estimated proved reserves;

•	the presence or recoverability of estimated oil and gas reserves; the ability to replace oil and gas reserves;

•	the availability and costs of drilling rigs and other oilfield services;

•	environmental risks; exploration and development risks;

•	competition;

•	the inability to realize expected value from acquisitions;

•	the ability of our management team to execute its plans to meet its goals; and

•	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our businesses, operations and pricing.

Forward-looking statements speak only as of the date of this report or the date of any document incorporated by reference in this report. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

History and Organization

We were incorporated as Paradigm Enterprises, Inc. in the state of Nevada on July 15, 2002. On February 7, 2005 we changed our name to Paradigm Oil And Gas, Inc. On January 28, 2010, Paradigm Oil & Gas Inc. entered into a Share exchange agreement with the shareholders of Integrated Oil and Gas Solutions Inc. (the "Acquired Company") a Texas corporation. The Transaction was considered to be a reverse acquisition. The acquisition date now becomes the inception date of the Company.

From July, 2002 to December, 2004, we were in the business of the exploration and development of a mineral property of approximately 1,236 acres in size in south-western, British Columbia. The property was without known reserves and our program was exploratory in nature. The Board of Directors decided to abandon its interest in this mineral property on August 26, 2005.

We are now engaged in the exploration, development, acquisition and operation of oil and gas properties. Because oil and gas exploration and development requires significant capital and our assets and resources are limited, we participate in the oil and gas industry through the purchase of small interests in either producing wells or oil and gas exploration and development projects.

From January 28, 2010, the date of the reverse acquisition, the Company now holds 100% working interests in certain oil and gas leases along with certain Oil and Gas production equipment in the States of Texas, Louisiana, and Oklahoma USA., and is now engaged in the rework and development of those properties.

Overview of Our Business

We are an exploration company focused on developing North American oil and natural gas reserves. Our current focus is on the exploration of our land portfolio comprised of working interests in highly prospective acreage in the States of Texas, Louisiana, and Oklahoma USA and in the Southern Alberta Foothills area in Canada; and North Central Alberta, Canada.

We have not been involved in any bankruptcy, receivership or similar proceeding. Other than the reverse acquisition on January 28, 2010, when the acquisition date became the inception date of the Company, there has not been any material reclassification or merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

OUR CURRENT BUSINESS

PETROLEUM EXPLORATION, DEVELOPMENT AND RECOVERY

Effective January 28, 2010, Paradigm Oil & Gas Inc. entered into a Share exchange agreement with the shareholders of Integrated Oil and Gas Solutions Inc. (the "Acquired Company") a Texas corporation, whereby the Company has issued 42,000,000 US$.001 Par value common shares to unrelated shareholders in exchange for their one hundred percent (100%) interest in all of the capital stock of the Acquired company. The Acquired Company was a 100% owned subsidiary of the Company until it was sold to Terry Rutter, who at the time was a senior Executive of the Company. The Company recognized a loss of $42,613 on the sale of the Acquired Company to Ms. Rutter.

The oil and gas properties were comprised of 4 leases totaling approximately nine hundred and thirty four (934) net mineral Acres, all located in the State of Texas, USA. 692 acres in Kaufman County, carry a 80% Net Revenue Interest, 40 acres located in the County of Wood, carry a 80% Net Revenue Interest, 122.37 acres located in the County of Henderson carry a 81.25% Net Revenue Interest and 80 acres in the County of Wichita carry a 75% Net Revenue Interest. Combined there are a total of 9 existing previously producing wells and available spacing to support the drilling of approximately 30 new wells in the 3800' to 9000' range and approximately 50 new wells in the 800' to 1,800' range.

On June 22, 2010 the Company's then subsidiary, Integrated Oil and Gas Solutions Inc. acquired the Corsicana lease. The cost to acquire this lease amounted to $ 20,700 for a 50% working interest in the 80% Net Revenue Interest. The lease has 9 previously producing wells and have spacing over a total of 60 acres to support the potential of 17 new wells to depths of up to 2000 feet. The Corsicana lease is located in Navarro County, Texas.

On June 25, 2010 the Company's then subsidiary, Integrated Oil and Gas Solutions Inc. acquired 2 additional Chilson leases, known as Chilson B. The cost to acquire these leases amounted to $ 17,977 for a 100% working interest in the 81% Net Revenue Interest. Combined the 2 leases have 5 previously producing wells and have spacing over a total of 154 acres to support the potential of 37 new wells to depths of up to 2000 feet. The new Chilson leases are adjacent to the existing Chilson lease the Company has which are all located in Wichita County, Texas.

Integrated Oil and Gas Solutions Inc. was a 100% owned subsidiary of the Company until it was sold to Terry Rutter, who at the time was a senior Executive of the Company. The Company recognized a loss of $42,613 on the sale of the Acquired Company.

The Company currently owns and or operates numerous properties as outlined in this Form 10 under Item 3, Properties.

Competition

The oil producing properties and exploratory drilling prospects, and gas industry is a highly competitive market in all its phases. Properties in which we have an interest will encounter strong competition from many other oil and gas producers, including many that possess substantial financial resources, in acquiring economically desirable producing properties and exploratory drilling prospects, and in obtaining equipment and labor to operate and maintain their properties.

Patents, Licenses, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We do not own, either legally or beneficially, any patents or trademarks.

Regulation

We monitor and comply with current government regulations that affect our activities, although our operations may be adversely affected by changes in government policy, regulations or taxation. There can be no assurance that we will be able to obtain all of the necessary licenses and permits that may be required to carry out our exploration and development programs. It is not expected that any of these controls or regulations will affect our operations in a manner materially different than they would affect other natural gas and oil companies operating in the areas in which we operate.

Our operations are subject to various types of regulation at the federal, state and local levels. These regulations include requiring permits for the drilling of wells; maintaining hazard prevention, health and safety plans; submitting notification and receiving permits related to the presence, use and release of certain materials incidental to oil and gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface plugging and abandonment of wells and the transporting of production. Our operations are also subject to various conservation matters, including the number of wells which may be drilled in a unit, and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally limit the venting or flaring of gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to possibly limit the amounts of oil and gas we can produce from our wells and to limit the number of wells or the locations at which we can drill.

In the United States, legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies have issued extensive rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. These laws and regulations have a significant impact on oil and gas drilling, gas processing plants and production activities, increasing the cost of doing business and, consequently, affect profitability. Insomuch as new legislation affecting the oil and gas industry is common-place and existing laws and regulations are frequently amended or reinterpreted, we may be unable to predict the future cost or impact of complying with these laws and regulations. We consider the cost of environmental protection a necessary and manageable part of our business. We have been able to plan for and comply with new environmental initiatives without materially altering our operating strategies.

Other Matters

Environmental. Our exploration, development, and production of oil and gas, including our operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. Such laws and regulations can increase the costs of planning, designing, installing and operating oil and gas wells. Our domestic activities are subject to a variety of environmental laws and regulations, including but not limited to, the Oil Pollution Act of 1990 (OPA), the Clean Water Act (CWA), the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, and the Safe Drinking Water Act, as well as state regulations promulgated under comparable state statutes. We are also subject to regulations governing the handling, transportation, storage, and disposal of naturally occurring radioactive materials that are found in our oil and gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for cleanup of pollution.

Under the OPA, a release of oil into water or other areas designated by the statute could result in the company being held responsible for the costs of remediating such a release, certain OPA specified damages, and natural resource damages. The extent of that liability could be extensive, as set forth in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in the company being held responsible under the CWA for the costs of remediation, and civil and criminal fines and penalties.

CERCLA and comparable state statutes, also known as “Superfund” laws, can impose joint and several and retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a “hazardous substance” into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including but not limited to, crude oil, gas and natural gas liquids, from the definition of hazardous substance, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, there can be no assurance that the exemption will be preserved in future amendments of the act, if any.

RCRA and comparable state and local requirements impose standards for the management, including treatment, storage, and disposal, of both hazardous and non-hazardous solid wastes. We generate hazardous and non-hazardous solid waste in connection with our routine operations. From time to time, proposals have been made that would reclassify certain oil and gas wastes, including wastes generated during drilling, production and pipeline operations, as “hazardous wastes” under RCRA, which would make such solid wastes subject to much more stringent handling, transportation, storage, disposal, and clean-up requirements.

This development could have a significant impact on our operating costs. While state laws vary on this issue, state initiatives to further regulate oil and gas wastes could have a similar impact. Because oil and gas exploration and production, and possibly other activities, have been conducted at some of our properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances, require remediation. In addition, in certain instances, we have agreed to indemnify sellers of producing properties from which we have acquired reserves against certain liabilities for environmental claims associated with such properties. While we do not believe that costs to be incurred by us for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

Additionally, in the course of our routine oil and gas operations, surface spills and leaks, including casing leaks, of oil or other materials may occur, and we may incur costs for waste handling and environmental compliance. Moreover, we are able to control directly the operations of only those wells for which we act as the operator. Management believes that the Company is in substantial compliance with applicable environmental laws and regulations.

In response to liabilities associated with these activities, accruals have been established when reasonable estimates are possible. Such accruals primarily include estimated costs associated with remediation. We have used discounting to present value in determining our accrued liabilities for environmental remediation or well closure, but no material claims for possible recovery from third party insurers or other parties related to environmental costs have been recognized in our financial statements. We adjust the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

We do not anticipate being required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance. There can be no assurance that more stringent laws and regulations protecting the environment will not be adopted or that we will not otherwise incur material expenses in connection with environmental laws and regulations in the future.

Occupational Health and Safety .   We are subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations, and the judicial construction of many of them, we are unable to predict with any reasonable degree of certainty our future costs of complying with these laws and regulations. We consider the cost of safety and health compliance a necessary and manageable part of our business. We have been able to plan for and comply with new initiatives without materially altering our operating strategies.

Taxation. Our operations, as is the case in the petroleum industry generally, are significantly affected by federal tax laws. Federal, as well as state, tax laws have many provisions applicable to corporations which could affect our future tax liabilities.

Commitments and Contingencies.   We are liable for future restoration and abandonment costs associated with our oil and gas properties. These costs include future site restoration, post closure and other environmental exit costs. The costs of future restoration and well abandonment have not been determined in detail. State regulations require operators to post bonds that assure that well sites will be properly plugged and abandoned. The State of Texas requires us to post a security bond depending on the number of wells we operate in Texas.  Management views this as a necessary requirement for operations and does not believe that these costs will have a material adverse effect on its financial position as a result of this requirement.

Number of Total Employees and Number of Full Time Employees

As of the date of this Registration Statement, we have one full-time employee and two part-time employees, including our executive officers.

Additional Information

You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may also find this Registration Statement and all reports that we file electronically with the SEC at their Internet site www.sec.gov.  Please call the SEC at 1-202-551-8090 for further information on this or other Public Reference Rooms.  This Registration Statement, and our SEC reports or other registration statements, once filed, will also be available from commercial document retrieval services, such as Corporation Service Company, whose telephone number is 1-800-222-2122.

ITEM 1A. RISK FACTORS

Before making an investment decision, you should carefully consider the risks described below as well as the other information in this report and related financial statements. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this report, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this filing. Please note that additional risks not currently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Relating to Our Business and Financial Condition

Our operations have resulted in negative cash flows and our ability to sustain operations is dependent on our ability to raise money.  As a result, our auditor has expressed substantial doubt about our ability to continue as a going concern.

In the course of our development activities, we have incurred cumulative losses of $8,867,817 through September 30, 2013 and expect such losses to continue through at least the end of our fiscal year ending December 31, 2014.  Our current cash resources are not sufficient to fund our operations and our future is dependent upon our ability to obtain financing.  These factors raise substantial doubt that we will be able to continue as a going concern for at least the next twelve months.  Our independent auditor has issued an audit opinion on our financial statements for the fiscal year ended December 31, 2012, which includes a statement expressing substantial doubt as to our ability to continue as a going concern.  These factors could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise.  If we fail to raise sufficient capital when needed, we will not be able to complete our business plan.  As a result, we may have to liquidate our business and you may lose your investment.  You should consider our auditor's opinion when determining if an investment in us is appropriate for you.

Crude oil and natural gas prices are highly volatile in general and low prices will negatively affect our financial results.

Our revenues, operating results, profitability, cash flow, future rate of growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our oil and gas properties, are substantially dependent upon prevailing prices of crude oil and natural gas. Lower crude oil and natural gas prices also may reduce the amount of crude oil and natural gas that we can produce economically. Historically, the markets for crude oil and natural gas have been very volatile, and such markets are likely to continue to be volatile in the future. Prices for crude oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, including: worldwide and domestic supplies of crude oil and natural gas; the level of consumer product demand; weather conditions and natural disasters; domestic and foreign governmental regulations; the price and availability of alternative fuels; political instability or armed conflict in oil producing regions; the price and level of foreign imports; and overall domestic and global economic conditions.

It is extremely difficult to predict future crude oil and natural gas price movements with any certainty. Declines in crude oil and natural gas prices may materially adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Further, oil and gas prices do not move in tandem.

We have a limited operating history, and we may not be able to operate profitably in the near future, if at all.

We have a limited operating history and businesses such as ours, which are starting up or in their initial stages of development, present substantial business and financial risks and may suffer significant losses from which we cannot recover.  We will face all of the challenges of a smaller microcap oil and natural gas company that operates in a highly competitive industry, including but not limited to: locating, acquiring and successfully developing oil and gas properties; raising financing to fund our capital expenditure program; attracting, engaging and retaining the services of qualified management, technical and support personnel; establishing budgets and maintaining internal operating policies and procedures; and the design and implementation of effective financial and disclosure controls to meet public company statutory compliance requirements. We can provide no assurance that we will achieve a level of profitability that will provide a return on invested capital or that will result in an increase in the market value of our securities. Accordingly, we are subject to the risk that, because of these factors and other general business risks noted throughout these “Risk Factors,” we may, in particular, not be able to profitably execute our business plan.

Without additional funding, which we may not be able to obtain, we will be unable to implement our business plan.

Our current cash reserves, together with anticipated cash flow from operations, will not be sufficient to meet our working capital and operating needs for approximately the next twelve months. Furthermore, to continue growth and to fund our business and expansion plans, we will require additional financing. The amount of capital available to us is limited, and may not be sufficient to enable us to fully implement our business plan.   There can be no assurance that we will be able to obtain such financing on attractive terms, if at all. We have no firm commitments for additional cash funding as of the date of this report.

Our officers and directors have limited liability, and we are required in certain instances to indemnify our officers and directors for their actions.

We have adopted provisions in our Articles of Incorporation and Bylaws which limit the liability of our officers and directors and provide for indemnification by us of our officers and directors to the full extent permitted by Nevada law. Our Articles of Incorporation and Bylaws generally provide that our officers and directors shall have no personal liability to us or our stockholders for monetary damages as a result of actions or inactions undertaken in their capacities as officers or directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, or any transaction from which an officer or director derives an improper personal benefit. Such provisions substantially limit our stockholders' ability to hold officers and directors liable for their actions and may require us to indemnify our officers and directors.

Our industry is highly competitive, attractive resource properties are scarce, and we may not be able to obtain quality properties.

We are in direct competition for properties with numerous oil and natural gas companies, drilling and income programs and partnerships exploring various areas of Texas and elsewhere. Many competitors are large, well-known oil and gas and/or energy companies, although no single entity dominates the industry. Many of our competitors possess greater financial and personnel resources enabling them to identify and acquire more economically desirable energy producing properties and drilling prospects than us. Additionally, there is competition from other fuel choices to supply the energy needs of consumers and industry.

We depend significantly upon the continued involvement of our present management.

Our success depends to a significant degree upon the involvement of our current management, who are in charge of our strategic planning and operations. We may need to attract and retain additional talented individuals in order to carry out our business objectives.  The competition for such persons could be intense and there are no assurances that these individuals will be available to us.

Government regulation and liability for environmental matters may adversely affect our business and results of operations.

Crude oil and natural gas operations are subject to extensive federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of crude oil and natural gas wells below actual production capacity in order to conserve supplies of crude oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of crude oil and natural gas, byproducts thereof and other substances and materials produced or used in connection with crude oil and natural gas operations. In addition, we may inherit liability for environmental damages caused by previous owners of property we purchase or lease. As a result, we may incur substantial liabilities to third parties or governmental entities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on us.

Future increases on taxes on energy products, energy service companies and exploration activities may adversely affect our results of operations and increase our operating expenses.

Federal, state and local governments have jurisdiction in areas where we operate and impose taxes on the oil and natural gas products sold by us.  Recently there have been discussions by federal, state and local officials concerning a variety of energy tax proposals, some of which, if passed, would add or increase taxes on energy products, service companies and exploration activities.  Such matters are beyond our ability to accurately predict or control; however, any such increase in taxes or additional taxes levied on us by federal, state or local jurisdictions could adversely affect our results of operations and/or increase our operating expenses.

Certain U.S. federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

Future legislative actions could modify or eliminate certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies.  Legislative proposals that might modify or eliminate certain investment incentives include, but are not limited to:  (1) the repeal of the percentage depletion allowance for oil and natural gas properties, (2) the elimination of current deductions for intangible drilling and development costs, (3) the elimination of the deduction for certain domestic production activities, and (4) an extension of the amortization period for certain geological and geophysical expenditures.  It is unclear whether any such changes will be enacted into law or how soon any such changes could become effective in the event they were enacted into law.  The passage of any legislation as a result of these proposals or any other changes in U.S. federal income tax laws could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development activities undertaken by us, and any such changes could negatively affect our financial condition and results of operations.

 The crude oil and natural gas reserves we report in our SEC filings are estimates and may prove to be inaccurate.

There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their estimated values. The reserves we will report in our filings with the SEC will only be estimates and such estimates may prove to be inaccurate because of these uncertainties. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable crude oil and natural gas reserves depend upon a number of variable factors, such as historical production from the area compared with production from other producing areas and assumptions concerning effects of regulations by governmental agencies, future crude oil and natural gas prices, future operating costs, severance and excise taxes, development costs and work-over and remedial costs. Some or all of these assumptions may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

The SEC has historically prohibited us from including “probable reserves” and “possible reserves” in statutory public filings; however, in addition to permitting us to disclose proved reserve estimates, effective January 1, 2010, the SEC allows us to report “probable” and “possible” reserves realizing that both reserve categories are considered unproved reserves and as such, the SEC views the estimates to be inherently unreliable. Probable and possible reserve estimates may be misunderstood or seen as misleading to investors that are not “experts” in the oil or natural gas industry. Unless you have such expertise, you should not place undue reliance on these estimates. Except as required by applicable law, we undertake no duty to update this information and do not intend to update this information.

Crude oil and natural gas development, re-completion of wells from one reservoir to another reservoir, restoring wells to production and drilling and completing new wells are speculative activities and involve numerous risks and substantial and uncertain costs.

Our growth will be materially dependent upon the success of our future development program. Drilling for crude oil and natural gas and reworking existing wells involves numerous risks, including the risk that no commercially productive crude oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including: unexpected drilling conditions; pressure or irregularities in formations; equipment failures or accidents; inability to obtain leases on economic terms, where applicable; adverse weather conditions and natural disasters; compliance with governmental requirements; and shortages or delays in the availability of drilling rigs or crews and the delivery of equipment.

Drilling or reworking is a highly speculative activity. Even when fully and correctly utilized, modern well completion techniques such as hydraulic fracturing and horizontal drilling do not guarantee that we will find crude oil and/or natural gas in our wells. Hydraulic fracturing involves pumping a fluid with or without particulates into a formation at high pressure, thereby creating fractures in the rock and leaving the particulates in the fractures to ensure that the fractures remain open, thereby potentially increasing the ability of the reservoir to produce oil or gas. Horizontal drilling involves drilling horizontally out from an existing vertical well bore, thereby potentially increasing the area and reach of the well bore that is in contact with the reservoir. Our future drilling activities may not be successful and, if unsuccessful, such failure would have an adverse effect on our future results of operations and financial condition. We cannot assure you that our overall drilling success rate or our drilling success rate for activities within a particular geographic area will not decline. We may identify and develop prospects through a number of methods, some of which do not include lateral drilling or hydraulic fracturing, and some of which may be unproven. The drilling and results for these prospects may be particularly uncertain. Our drilling schedule may vary from our capital budget. The final determination with respect to the drilling of any scheduled or budgeted prospects will be dependent on a number of factors, including, but not limited to: the results of previous development efforts and the acquisition, review and analysis of data; the availability of sufficient capital resources to us and the other participants, if any, for the drilling of the prospects; the approval of the prospects by other participants, if any, after additional data has been compiled; economic and industry conditions at the time of drilling, including prevailing and anticipated prices for crude oil and natural gas and the availability of drilling rigs and crews; our financial resources and results; the availability of leases and permits on reasonable terms for the prospects; and the success of our drilling technology.

We cannot assure you that these projects can be successfully developed or that the wells discussed will, if drilled, encounter reservoirs of commercially productive crude oil or natural gas. There are numerous uncertainties in estimating quantities of proved reserves, including many factors beyond our control.

Because of the speculative nature of oil and gas exploration and development, there is substantial risk that we will not find any commercially exploitable oil or gas and that our business will fail.

The search for commercial quantities of oil as a business is extremely risky. We cannot provide investors with any assurance that we will be able to obtain rights to additional producing properties in the future and/or that any properties we obtain rights to will contain commercially exploitable quantities of oil and/or gas.  Future exploration and development expenditures made by us, if any, may not result in the discovery of commercial quantities of oil and/or gas in any future properties we may acquire the rights to, and problems such as unusual or unexpected formations and other conditions involved in oil and gas exploration often result in unsuccessful exploration efforts. If we are unable to find commercially exploitable quantities of oil and gas in any properties we may acquire in the future, and/or we are unable to commercially extract such quantities we may find in any properties we may acquire in the future, the value of our securities may decline in value.

Because of the inherent dangers involved in oil and gas exploration, there is a risk that we may incur liability or damages as we conduct our business operations, which could force us to expend a substantial amount of money in connection with litigation and/or a settlement.

The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, we may be liable for environmental damages caused by previous owners of property purchased and leased by us in the future. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for the purchase of properties and/or property interests, exploration, development or acquisitions or result in the loss of our properties and/or force us to expend substantial monies in connection with litigation or settlements. As such, there can be no assurance that any insurance we currently maintain or that we obtain in the future will be adequate to cover any losses or liabilities. We cannot predict the availability of insurance or the availability of insurance at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations. We may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations, which could lead to any investment in us declining in value or becoming worthless.

Risks Related to Ownership of Our Common Stock

Because the public market for shares of our common stock is limited, investors may be unable to resell their shares.

Currently, there is only a limited public trading market for our common stock on the “pink sheets” and investors may be unable to resell their shares of our common stock. The development of an active public trading market depends upon the existence of willing buyers and sellers who are able to sell their shares as well as market makers willing to create a market in such shares.  Under these circumstances, the market bid and ask prices for the shares may be significantly influenced by the decisions of the market makers to buy or sell the shares for their own account.  Such decisions of the market makers may be critical for the establishment and maintenance of a liquid public market in our common stock.  Market makers are not required to maintain a continuous two-sided market and are free to withdraw firm quotations at any time.  We cannot give you any assurance that an active public trading market for the shares will develop or be sustained.

The price of our common stock is volatile, which may cause investment losses for our stockholders.

The market for our common stock is highly volatile, having ranged in the last twelve months from a low of $0.02 to a high of $0.09 on the “pink sheets.”  The trading price of our common stock on the “pink sheets” is subject to wide fluctuations in response to, among other things, the limited number of shares traded, and general economic and market conditions.  In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to us could result in an immediate and adverse effect on the market price of our common stock.  The highly volatile nature of our stock price may cause investment losses for our stockholders.  In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities.  If securities class action litigation is brought against us, such litigation could result in substantial costs while diverting management’s attention and resources.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the price of our common stock.

At this time, no securities analyst provides research coverage of our common stock.  Further, securities analysts may never provide this coverage in the future.  Rules mandated by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other restrictions led to a number of fundamental changes in how analysts are reviewed and compensated.  In particular, many investment banking firms are required to contract with independent financial analysts for their stock research.  It may remain difficult for a company with a smaller market capitalization such as ours to attract independent financial analysts that will cover our common stock.  If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our actual and potential market price and trading volume.

If one or more analysts elect to cover us and then downgrade our common stock, the stock price would likely decline rapidly.  If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline.  This could have a negative effect on the market price of our shares.

Our common stock is considered to be a “penny stock” and is subject to rules which may limit a stockholder's ability to buy and sell our stock.

The SEC generally defines what is referred to as “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our common stock is a penny stock and as such is covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from the rules a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules may discourage investor interest in, and limit the marketability of, our common stock.

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may limit a stockholder’s ability to buy and sell our common shares.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers.  FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Directors, executive officers and principal stockholders own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in the best interests of our stockholders.

As of March 3, 2014, our directors, executive officers and principal stockholders beneficially owned, in the aggregate, approximately 9.6% of our outstanding voting securities.  As a result, if some or all of them acted together, they would have the ability to exert substantial influence over the election of our Board of Directors and the outcome of issues requiring approval by our stockholders.  This concentration of ownership also may have the effect of delaying or preventing a change in control of the Company that may be favored by other stockholders.  This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

As a public company, we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies.  The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.  Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply.  Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence and/or governmental or private actions against us.  We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results.

If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common shares.

 Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting.  In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB.  A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.  We determined that our disclosure controls and procedures over financial reporting are not effective and were not effective as of December 31, 2012.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.  We cannot assure you that we will implement and maintain adequate controls over our financial process and reporting in the future or that the measures we will take will remediate any material weaknesses that we may identify in the future. Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.  Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets.  Our management team will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

We do not intend to pay cash dividends.  Any return on investment may be limited to the value of our common stock, if any.

We have never declared or paid cash dividends on our capital stock.  We do not anticipate paying cash dividends on our common stock in the foreseeable future.  We currently expect to use available funds and any future earnings in developing, operating and expanding our business and do not anticipate paying any cash dividends in the foreseeable future.  In addition, the terms of any future debt or credit facility we may obtain may preclude us from paying any dividends.  As a result, capital appreciation, if any, of our common stock will be a stockholder's only source of potential gain from our common stock for the foreseeable future.

Stockholders may be diluted significantly through our efforts to obtain financing and/or satisfy obligations through the issuance of additional shares of our common stock.

 We currently have no committed source of financing.  Wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our Board of Directors has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares of common stock.  These actions will result in dilution of the ownership interests of existing stockholders, and that dilution may be material.

Provisions in the Nevada Revised Statutes (“NRS”) and our Articles of Incorporation may prevent takeover attempts that could be beneficial to our stockholders.

 Provisions in the NRS may make it difficult and expensive for a third-party to pursue a takeover attempt we oppose even if a change in control of the Company would be beneficial to the interests of our stockholders.  Any provision of Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their securities, and could also affect the price that some investors are willing to pay for our securities.  As a Nevada corporation, we are subject to NRS 78.438 which generally prohibits us from engaging in mergers and other business combinations with stockholders that have beneficially owned 10% or more of our voting stock for less than three years, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements

Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company and our wholly-owned subsidiary, ESI, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words “may,” “would,” “could,” “should,” “expects,” “projects,” “anticipates,” “believes,” “estimates,” “plans,” “intends,” “targets” or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.  Accordingly, results actually achieved may differ materially from expected results in these statements.  Forward-looking statements speak only as of the date they are made.  We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Plan of Operation

For the current fiscal year we will concentrate our efforts on our projects in the petroleum sector.

The Company will continue to rework the current wells that have been acquired on the leases the Company controls. Furthermore effort will be spent on marketing and signing agreements that utilize the Transportable Enhanced Oil Recovery Portable Platform to generate revenue.

We do not expect any changes or more hiring of employees since contracts will be given to consultants and sub-contractor specialists in specific fields of expertise for the exploration work.

Following industry trends and demands, we are also considering the acquisition of other petroleum properties or an interest in such projects. In either situation, a new public offering would be needed. We are delinquent in our payments to Compton and will not receive any further information until full payment is made.

Liquidity

As of the period ended from January 28, 2010 (inception) to December 31, 2013, we have yet to generate any revenues from our business operations.

As shown in the accompanying consolidated financial statements, the Company has incurred net losses of $1,348,036, $836,891, and $8,867,817 for the nine months ended September 30, 2013 and 2012, and for the period from January 28, 2010 (inception) through September 30, 2013 respectively.

Since our inception we have used our common stock, and entered into convertible loan agreements to raise capital for our operational and corporate expenses, retire debt, lease acquisitions and for the purchase of equipment and other capital. Net cash provided by financing activities at September 30, 2013 amounted $ 43,794 as a result of proceeds received loans converted to shares our common stock.

As of September 30, 2013, our total assets which consist of cash, advances, a note and related party receivable, inventory, furniture, production equipment and oil and gas properties, were stated at $ 122,767. Our total liabilities amounted to $776,841.

Management continues to source additional financing and analyze Oil production acquisitions to support the Company's cash requirements during the Company's development phase. There are no assurances that the Company will be successful with these initiatives.

Results of Operations

During the nine month period ended September 20, 2013 the company spent $ 21,599 on lease development activities.

General and administrative expenses are those related to day-to-day activity and management. These expenses include legal, lobbying, accounting, payroll, consulting and other costs. General and administrative expenses increased from $10,760 for nine months ending September 30, 2012 to $89,960 for the nine months ended September 30, 2013. The significant increase in these costs during 2013 compared to 2012 is primarily related to significant legal and accounting expense incurred in preparing our Form 10 registration statement, as well as a change in management which prompted an expansion in business activity.  Total professional and consulting fees for the period ended September 20, 2013 were $188,181 compared to $388,317 for the period ended September 30, 2012.  Payroll expanded from $141,438 for the period ended September 30, 2012 to $808,088 for the period ended September 30, 2013.  Depreciation was $21,012 for both periods ended September 30, 2012 and September 30, 2013. Other general administrative costs were $30,628 for the period ended September 30, 2013 as compared to $38,639 for the period ended September 30, 2012.

We expect that general and administrative expenses will continue to increase during 2014 as we build out our infrastructure to comply with Exchange Act and SEC reporting rules and regulations.

Income Taxes

Income Tax Provision:

a) The provision for income taxes differs from the result which would be obtained by applying the statutory rate of 34% to income before income taxes.

	September 30, 2013	December 31, 2012

Loss before income taxes	$(1,348,036)	$(2,019,450)

Income tax benefit 34% (estimated)	(458,332)	(686,613)
Unrecognized benefit of operating loss carry forwards	458,332	686,613

Income tax benefit	$-	$-

b) Significant components of the Company's deferred income tax assets are as follows:

	September 30, 2013	December 31, 2012

Operating loss carry forwards	$8,848,000	$7,500,000
Statutory tax rate	34.0%	34.0%

Deferred tax asset	3,008,320	2,550,000
Valuation allowance	(3,008,320)	(2,550,000)

Net deferred tax assets	$-	$-

As of September 30, 2013, the Company has incurred operating losses of approximately $8,848,000 which, if unutilized, will expire through the year 2031. However, due to the change in control of the Company during June 2013, the Company does not have any significant NOL carry forwards as of the date of the change in control.  Future tax benefits existing at September 30, 2013, which may arise as a result of these losses, have been offset by a valuation allowance. The change in valuation allowance for the nine months ended September 30, 2013 and the year ended December 31, 2012 and for the period from January 28, 2010 through December 31, 2012 was $458,332, $680,000, and $3,008,000, respectively.

The Company accounts for corporate income taxes in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, future tax benefits, such as those from net operating loss carry forwards, are not recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as set forth below in the period that includes the enactment date.

The Company does not have any significant deferred tax assets or liabilities. As of June 2013, the Company no longer had any net operating loss carry forwards available to offset future taxable income of the Company. The Company is not current in filing its tax returns.

The Company has not filed tax returns since its inception.  The Company is currently working with an external tax firm to prepare past tax returns and does not believe that it will be exposed to any risk of penalty or forfeiture of NOLs.

Property and equipment

The following table details the composition of property and equipment:

	September 30,	December 31,
	2013	2012
Production equipment	$75,020	$75,020
Furniture and equipment	-	-
Less accumulated depreciation	(56,032)	(35,020)
Property and equipment, net	$18,988	$40,000

Property and equipment are stated at the Company's cost and are depreciated on a straight line basis over five or seven years. Maintenance and repair costs are expensed when incurred while major improvements are capitalized.  Depreciation expense totaled $21,012 for the nine months ended September 30, 2013 and 2012, and $64,721 for the period from January 28, 2010 (inception) through September 30, 2013.

Subsequent to December 31, 2012, the Company sold certain production equipment for $40,000.  In accordance with the guidance for the impairment of long-lived assets, the Company evaluated the equipment for recovery and in 2012 recorded an impairment charge of $121,105.

Recent accounting pronouncements

During the nine months ended September 30, 2013, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial position or operating results. The Company will monitor these emerging issues to assess any potential future impact on its consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial costs from environmental accidents or events for which the Company may be currently liable. In addition, the Company's oil and gas business makes it vulnerable to changes in prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future.

Fair value of financial instruments

In accordance with the reporting requirements of Accounting Standards Codification ("ASC") Topic No. 825, Financial Instruments, (ASC 825) the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at September 30, 2013 and 2012.

Principles of Consolidation

The consolidated financial statements for the nine months ended September 30, 2013 and 2012 include the accounts of Paradigm Oil and Gas, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the current period presentation.

Cash

Cash consists of cash on deposit with high quality major financial institutions, and to date the Company has not experienced losses on any of its balances. The carrying amounts of cash approximate fair market value due to the liquidity of these deposits.  For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At September 30, 2013 and December 31, 2012, the Company had $43,794 and $3,642 in cash, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of ASC Topic No. 740 , Income Taxes (ASC 740) which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The deferred tax assets generated by the Company have been fully reserved through a valuation allowance as the Company is not certain that it is more likely than not to be able to generate profitable operations in the near future.  See Note 9 for further discussion of deferred tax assets.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC Topic No. 718, Compensation - Stock Compensation (ASC 718), using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets to be held and used, including unproved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets. In such circumstances, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin No 104. Accordingly all of the following criteria must be met for revenues to be recognized: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectability is reasonably assured. During 2013 and 2012, the Company’s revenues were the results of agreements with customers and revenues are generated upon performance of contracted services. Rates for services are based on negotiated rates with the Company’s customers and revenue is recognized when the services have been performed.

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company's share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At September 30, 2013 and 2012, respectively, the Company had no overproduced imbalances.

Advertising Costs

Advertising costs are expensed when incurred.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements of any kind.

ITEM 3. PROPERTIES

Executive Offices

Our corporate headquarter is located at 2701 Gulf Blvd., Indian Rocks Beach, FL 33785. At this location we rent approximately 1,200 square feet of office space in a month to month lease at $1,000 per month.

CLARK LEASE

The Company acquired The Clark Lease in Kaufman County, Texas consisting of two wellbores and one saltwater injection well on 97 acres. The Company subsequently sold the Clark Lease during the 3rd quarter of 2013 for $25,000.

HILLSPRINGS PROPERTY

Paradigm paid $207,383 to Compton to acquire a 5% working interest in one section (640 acres) in the Hillsprings Property (Township 10, Range 34, Section 29 W4), Alberta, Canada. In 2008, due to the low prices for natural gas and the lack of sustainable production from the property we took an impairment charge against the Todd Creek property and wrote the value down to 0.  Paradigm still owns its working interest in the Hillsprings Property.

TODD CREEK PROPERTY

Paradigm paid $298,631 to Compton to acquire a 10% working interest in 13.75 sections (8800 acres) in the Todd Creek Property, Alberta, Canada. In June 2005, we sold 50% of our interest back to Compton for net proceeds of $127,349 (value of the interest less certain unpaid operating expenses) as of the date of this report; Paradigm holds a 5% working interest in the Todd Creek property and has paid a net cost of $149,316 to acquire its interest.  The Todd Creek Property is producing gas as of October 2013 and did 32 million cubic feet of natural gas.

During the second quarter of 2005, a well located in Todd Creek property was drilled to a specifically targeted depth. This well is located in 13-28-9-2W5 in Alberta, Canada and we will refer to this well as the "13-28 well." The 13-28 well was evaluated and tested. The operator encountered gas reservoirs and concluded that this well is a potential gas well. This well was tied into a newly constructed gas processing plant and production commenced in September 2006. To date we have received no revenue from this well due to the fact we owe Compton drilling costs.  Paradigm has just learned from its Operating Partner that it is also producing gas and expects royalty payments in the coming year.

In January 2007, we completed the drilling of a second well in the Todd Creek Prospect located in 13-33-8-2 in Alberta, Canada and we will refer to this well as the "13-33 well." Reports by other farm-in partners indicate that no economic hydrocarbons are present. We are delinquent in our payments to Compton. Until we are current on our payments we will not receive any further information regarding the property. In 2008, due to the low prices for natural gas and the lack of sustainable production from the property we took an impairment charge against the Todd Creek property and wrote the value down to 0.  Paradigm still owns its working interest in the Todd Creek Property.

SAWN LAKE PROJECT

On February 15, 2005 Paradigm entered into a Farmout and Option Agreement with 1132559 Alberta Ltd., a private Alberta corporation whereby Paradigm will farm in to a 5% interest in a test well at Township 91, Range 13 Section 36 W5M SE, and a similar interest in an additional option well at Township 91, Range 12,

Section 29 W5M NW in the Sawn Lake, Alberta oil and gas project. Paradigm will also have a right of first refusal to participate in each drilling spacing unit through a farm-in on the lands held by Deep Well Oil and Gas in the Sawn Lake project in which 1132559 Alberta Ltd has an interest. The final terms of the option for the additional DSUs are yet to be agreed upon by both parties.

Paradigm will earn 100% of the farmor's interest (an undivided 10% interest in the drilling spacing unit) before payout (BPO), reverting to 50% of the farmor's interest (an undivided 5% interest) after payout (APO). Paradigm will have earned a 5% interest in the remaining wells to be drilled in that drilling spacing unit.

In order to earn its interest in the initial test well, total costs of the test well, estimated to be CA $216,489, up to the point of commercial oil sales are to be borne one hundred percent (100%) by Paradigm. Total costs, estimated to be CA $216,489, of the option well up to the point of commercial oil sales are also to be borne one hundred percent (100%) by Paradigm in order to earn its undivided interest. Payment of the full AFE amount is due upon invoicing of Paradigm by the operator (1132559 Alberta Ltd.) for each of the test and option wells. Paradigm is a full participant in the well. 1132559 Alberta Ltd. claims Paradigm is in default and they are not a participant in the well. Due to the ongoing dispute the cost of defending the Companies rights to the Sawn Lake property may cost more than the value of the property. In 2008 the Company took an impairment charge against the Sawn Lake property and wrote the value down to 0.  Paradigm still has its working interest and anticipates well interest payments in 2014.

OKLAHOMA LEASES

On August 28, 2013 the Company acquired a total of 20 leases for $32,000.

The following is a summary of the Oklahoma lease assignments:

All wells associated with Lease and an undivided 100% working interest in the Adair Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Berry Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Boggy Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Britt 1-22 Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Britt ABC Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Carpenter #1B Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Carpenter Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Eloise Britt Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Haney Heirs Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Herman Britt Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Kerr-Sledge Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the LODSDON Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the SHOCKLEY Goldsmith Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Shockley Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Stratler Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the TRIANGLE Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Walker Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Willie Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Wilson A Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

All wells associated with Lease and an undivided 100% working interest in the Wilson B Lease, identified in the docket as #1-2009-008985 Book 2335 PG 258 Dated 1/23/2009 PG 0258-0261 being located on that certain real property located in the County of Pontotoc, OK.

Paradigm anticipates bringing these leases on line with oil and gas in the near future.

PERRY LEASE

On August 20, 2013 the Company acquired an undivided 100% working interest in the Perry Leases. The Perry Leases are partially owned by the Governor of Texas, Rick Perry’s family and sit on 252 acres of land in exchange for $25,000 and 350,000 shares of the Company’s Series B Convertible Preferred Stock with $1.00 per share stated value.

The Perry Lease is located in Haskell County, Texas. There are currently three wells located on the Lease, the Perry 18464 Well No.1, Perry 17805 Well No. 2A, and Perry “A” 26670 Well No. 1.

Perry A Property (Texas RRC Lease no. 18464), aka “The Perry A1” located on a certain tract out of the S.T. Blakeley Survey, Certificate Number 1637, Abstract No. 621, Haskell County, Texas and being part of an Oil, Gas and Mineral Lease granted by Melvin H. Delany and Ann Delaney, Lessors to Harkin Oil and Gas Co., Lessee, recorded at Volume 355, Page 639, Deed Records, Haskell County, Texas.

Perry Property (Texas RRC Lease No. 17805 located on the East One- Half (E/2) of Section No. 4, Block 3, H. & T.C. Ry. Co. Survey, Haskell County, Texas, and being part of an Oil, Gas and Mineral Lease granted by M.M. Cobb and Lillie Cobb, Lessors to Kendrick Oil. Co., Lessee, recorded at Volume 294, Page 193, Deed Records, Haskell County, Texas.

Perry A Property (Texas RRC Lease no. 26670), aka “The Perry ‘A’1” located on a certain tract out of the S.T. Blakeley Survey, Certificate Number 1637, Abstract No. 621, Haskell County, Texas and being part of an Oil, Gas and Mineral Lease granted by Melvin H. Delany and Ann Delaney, Lessors to Harkin Oil and Gas Co., Lessee, recorded at Volume 355, Page 639, Deed Records, Haskell County, Texas.

The Perry Lease is producing oil and gas at the time of this filing.

LUCY LEE LEASE

On December 10, 2013 the Company paid 100,000 shares of the Company’s Series B Convertible Preferred Stock to Plateau Energy, LLC and acquired a 20.836% working interest in the Lucy Lee Lease, granted by Dorothy L. Cox Wascom and Debbie Lee, with Lease signed and recorded on the 4th day of January 2013 in St. Helena Parish, Louisiana with a like interest in all surface and down hole equipment together with a like interest in and to all of the right, title and interest in the Lucy Lee No. 1 Well (Serial Number 277109) and the Lucy Lee SWD No. 2 (Serial Number 236734).

The Lucy Lee Lease is producing oil and gas at the time of this filing.

MINA TRAVIS LEASE

On December 10, 2013 the Company paid 100,000 shares of the Company’s Series B Convertible Preferred Stock to Plateau Energy, LLC and acquired a 29.5% working interest in the Mina Travis Lease, granted by Mina Jean Carruth Travis, et al in favor of Three Rivers Exploration, LLC, dated June 22, 2001, filed under Entry No. 83312, CB 235, page 304 in St. Helena Parish, Louisiana with a like interest in all surface and hole equipment together with a like interest in and to all of the right, title and interest in the Mina Travis No. 1 Well (Serial Number 049413).

The Mina Travis Lease is producing oil and gas at the time of this filing.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners

The following table sets forth the share holdings of those persons who own more than five percent of our common stock as of the date of this Registration Statement, respectively based upon 124,842,704 shares being outstanding as of March 27, 2014:

Ownership of Principal Shareholders

Title Of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Vince Vellardita	12,000,000	9.6%
Series A Preferred Stock	Vince Vellardita	1,000,000	100%
Total		13,000,000

Security Ownership of Management

The following table sets forth the share holdings of our directors and executive officers as of the date of this Registration Statement, based upon 124,842,704 shares being outstanding as of March 27, 2014:

Ownership of Officers and Directors

Title Of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Vince Vellardita	12,000,000	9.6%
Series A Preferred Stock	Vince Vellardita	1,000,000	100%
Total (one person)		13,000,000

Changes in Control

There are no present arrangements or pledges of our securities which may result in a change in control of the Company.

Item 5.  Directors and Executive Officers.

Identification of Directors and Executive Officers

The following table sets forth the names of all of our current directors and executive officers. These persons will serve until the next annual meeting of the shareholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Name	Positions Held	Date of Election or Designation	Date of Termination or Resignation

Vince Vellardita	President	11/16/2012	*

Vince Vellardita	CEO Director	06/14/2013	*

*   This person presently serves in the capacities indicated.

Business Experience

Vince Vellardita

Vince Vellardita is 57 years of age and has been our President since December 2012 and Chief Executive Officer and director since June 2013. Mr. Vellardita is a 35 year veteran in the public company industry who began his career as a fast-paced music producer and executive and has been involved in over 200 Specials and Concerts bringing U2 and Duran Duran to the United States, and being involved in thousands of episodes of Television, over 100 Films as well as Las Vegas Shows, Broadway Shows with some of the biggest acts in the world. He also produced a White House Presidential Campaign, Super Bowl 2006 Motown Rap Show, the Beach Boys 40th Anniversary Special and the MGM Grand Special, 50TH Anniversary of Michel Legrand and Friends.

Mr. Vellardita bought his first TV station in Nashville and built it into a television network with over 35 TV stations servicing over 9 million households. With Mr. Vellardita’s diversified background and successful track record in Los Angeles, he then developed independent productions studios and focused on film and television from building the sound stages luring some of the biggest names in the television and motion picture community, including Paramount, Warner Brothers and Disney. He became the largest independent studio owner/operator in the country consisting of 20 Soundstages, 12 acres of land, over 600,000 square feet of Production Support and a back lot.
Mr. Vellardita has brought his entertainment vision to the world of auctions, turning the events into a fun and celebrity filled experience and personally responsible for close to $100 Million in sales as a Producer and/or Creator and broadcasting in 80-100 Million Homes, via The Ion Network, Dish Network, Direct TV and the USA Network.

Mr. Vellardita purchased a Faith Based Television Network for 1.5 million dollars, which was in 7-10 million homes with roughly 30 TV Station affiliates and paid if off in 2 years and was able to grow it to 90 TV stations and secure it into 34 million homes.

Mr. Vellardita was instrumental in bringing celebrity influence to endorse a live TV and Radio auction for timeshare vacations which sold One Million dollars per day, the company was eventually sold to Goldman Sachs for $450 Million. Some of those celebrities included: Chevy Chase, Roseanne Barr, Penelope Ann Miller, Lorenzo Lamas, Robert Thicke and Tonya Roberts. He also held an auction for Kathy and Paris Hilton at the Baron von Hilton estate to raise money for the Make-a Wish Foundation. The auction was successful as a television and internet component, with Paris Hilton, Avril Lavigne, and Sharon and Ozzy Osbourne. Mr. Vellardita was also involved in other auctions such as the Grammy’s Auction with personal memorabilia from Sting, Beyonce and U2.

Family Relationships

There are no family relationships between any of the Company’s directors or executive officers or any person nominated or chosen by the Company to become a director or executive officer.

Involvement in Certain Legal Proceedings

During the past 10 years, none of our present or former directors, executive officers or persons nominated to become directors or executive officers:

(1) A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i) Any Federal or State securities or commodities law or regulation; or

(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Item 6.  Executive Compensation.

The following table sets forth the aggregate compensation paid by us for services rendered during the periods indicated:

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning all compensation paid or accrued by us to our President and Chief Executive Officer and Chief Financial Officer during the fiscal period ended December 31, 2012 and 2013. None of the officer receives compensation in excess of $100,000 per year.

			Long-Term
Name and	Annual Compensation		Compensation Awards
Principal	Fiscal		Stock Options		All Other
Position	Year	Salary	Bonus	Granted	Compensation

Todd Violette	2012	$70,850	--	--	--
President/ CEO

Todd Violette	2013	$91,191.88	--	--	--
CEO

Vince Vellardita	2012	$0	--	--	--
President

Vince Vellardita	2013	$184,750	--	--	--
President/ Chief
Executive Officer

Stock Option Grants

During the year ended December 31, 2012, options to purchase 100,000,000 shares of the Company’s common stock were granted to the Company’s Chief Executive Officer and options to purchase 10,000,000 shares of the Company’s common stock were issued to the Company’s Senior Executive.  The stock options granted to the Chief Executive Officer have a grant date fair value of $170,000 and the stock options granted to the Senior Executive have a grant date fair value of $64,000.  No options were granted during the year ended December 31, 2011.

			Weighted
		Weighted Average	Average Remaining	Average
	Shares	Exercise Price	Contractual Life	Intrinsic Value

Outstanding at inception (January 28, 2010)	-	-	-	-
Granted	15,000	$0.30	5.00 years	-
Exercised	-	-
Forfeited/Expired	-	-
Outstanding at December 31, 2010	15,000	$0.30	4.75 years	-
Granted	-	-
Exercised	-	-
Forfeited/Expired	(7,500)	$0.30
Outstanding at December 31, 2011	7,500	$0.30	3.75 years	-
Granted	11,000,000	$0.02
Exercised	(10,000,000)	$0.02
Forfeited/Expired	(1,000,000)	$0.02
Outstanding at December 31, 2012	7,500	$0.30	2.75 years	-

Options Exercised and Year-End Option Values

The following table sets forth certain information regarding the value of unexercised options held by the named executive officer as of December 31, 2013.

Fiscal Year-End Option Values(1)

	Shares Value	Value	Number of Shares		Value of Unexercised
	Acquired	Realized	Underlying Unexercised		In-the-Money Options
	upon	From	Options at		Options at
	Exercise	Exercise	December 31, 2010		at December 31, 2010
Name	of Options	Of Options	Exercisable	Unexercisable	Exercisable	Unexercisable

Ron Polli	--	--	--	150,000	$ --	$ 4,500

Stock Option Plan

Paradigm has a stock option plan for officers, directors, employees or consultants. 150,000 options have been granted under this plan issued to Ron Polli as indicated above. Options granted remain in effect for 5 years.

Compensation of Directors

The Company does not pay any compensation to directors.

Director Compensation

	Fees earned			Non-equity incentive	Nonqualified deferred
	or paid	Stock	Option	plan	compensation	All other
	in cash	awards	awards	compensation	earnings	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Todd Violette	$91,191.88	--	--	-	$--	-	$91,191.88
(2013)

Vince Vellardita	$184,750	-	-	-	$-	-	$184,750
(2013)

We have no plan for compensating our directors for their service. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Employment Agreements

A former President and CEO, Todd Violette, had an employment agreement with the Company as of December 31, 2012. The agreement provided for an annual salary of $240,000 per annum based on raising sufficient capital and a provision to be granted Series A Preferred Stock and to purchase common stock and warrants of the Company. The employee was also entitled to receive an annual bonus based on net profits and royalty in all new projection started after the execution of the agreement. The agreement could be terminated with 30 days’ notice by the employee.  The agreement was terminated effective June 14, 2013.

The President and CEO Vincent Vellardita has an employment agreement with the Company. The agreement provides for an annual salary of $150,000 per annum and a provision to purchase common stock and warrants of the Company. The employee is also entitled to receive an annual bonus based on net profits and royalty in all new projection started after the execution of the agreement. The agreement can be terminated with 30 days’ notice by the employee.  The contract has been renewed for another three years.

There are no other management agreements with our directors or executive officers and we do not anticipate that written agreements will be put in place in the foreseeable future.

Item 7.  Certain Relationships and Related Transactions, and Director Independence.

There were no material transactions, or series of similar transactions, during our last fiscal year, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

ITEM 8. LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions required to be disclosed by Item 103 of Regulation S-K.

ITEM 9 MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is traded over-the-counter and quoted on the pink sheets under the symbol “PDGO.PK”

The following table sets forth the high and low bid prices of our common stock for the fiscal quarters indicated as reported on the pink sheets. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Period	High*	Low*

Fiscal Year Ended December 31, 2012:
First Quarter Ending March 31, 2012	$.04	$.03
Second Quarter Ending June 30, 2012	$.17	$.10
Third Quarter Ending September 30, 2012	$.06	$.06
Fourth Quarter Ending December 31, 2012	$.08	$.03

Fiscal Year Ended December 31, 2013:
First Quarter Ending March 31, 2013	$.08	$.06
Second Quarter Ending June 30, 2013	$.05	$.04
Third Quarter Ending September 30, 2013	$.04	$.04
Fourth Quarter Ending December 31, 2013	$.02	$.02

As of close of business on March 27, 2014, there were approximately 4,384 holders of record of our common stock.

*All prices reflect a 10:1 reverse split of the outstanding common stock on December 2, 2013.

Dividends

We have never declared any cash dividends with respect to our common stock.  Future payment of dividends is within the discretion of our Board of Directors and will depend on our earnings, capital requirements, financial condition and other relevant factors.  Although there are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our common stock, we presently intend to retain future earnings, if any, for use in our business and have no present intention to pay cash dividends on our common stock.

Item 10 Recent Sales of Unregistered Securities

Other than described herein, all securities sold by us during the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013 were not registered under the Securities Act.

Item 11.  Description of Registrant’s Securities to be Registered.

Common Stock

We are authorized to issue 500,000,000 shares of common stock, $0.0001 par value per share.  There are currently 124,842,704 shares of common voting stock issued and outstanding.  The holders of our common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of our shareholders.

Our shareholders have no pre-emptive rights to acquire additional shares of our common stock or other securities; nor shall our shareholders be entitled to vote cumulatively in the election of directors or for any other purpose.  Our common stock is not subject to redemption rights and carries no subscription or conversion rights.  All shares of the common stock now outstanding are fully paid and non-assessable.

For additional information regarding our common stock, see our Amended and Restated Certificate of Incorporation that are filed as an Exhibit hereto and incorporated herein by reference.  See the Exhibit Index, Item 15 of this Registration Statement.

Preferred Stock

The Company is authorized to issue 10,000,000 preferred shares of the Company’s stock.  In 2012, the Company’s Board of Directors designated 1,000,000 shares of Series A Preferred Stock and 2,000,000 shares of Preferred B Stock.  Holders of Series A Preferred Stock have 5,000 votes of common stock per share of Series A Preferred Stock held and may vote on any action requiring any class of shares to vote.  The rights of Series A Preferred Stock are not transferable except when foreclosed upon as collateral for a loan for the Company.

Any sale or foreclosure of Series A Preferred Stock will result in an automatic conversion at a rate of one share of Series A Preferred Stock equaling 5,000 shares of common stock.  Holders of Series B Preferred Stock shall be entitled to receive semi-annual dividends, payable on April 1 and October 1, at a rate of 14% per annum.  The Company will redeem the holders of the Series B Preferred Stock based upon One Dollar of value every 12 months until the entire value of $4.00 plus interest is paid to the holder of Series B Preferred Stock.  Holders of Series B Preferred Stock are entitled to the same voting rights as holders of common stock.  Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the shares of Series B Preferred Stock shall be entitled to receive before any distribution or payment is made upon any shares or any other class of stock of the Company.

In September 2013 the Company amended in its entirety the Series B Preferred Stock. The amended Series B Convertible Preferred Stock now represents 4,000,000 shares, has a $1.00 stated value and is convertible into the Company’s common stock after one year at a 15% discount to the common stock five day average bid price upon conversion. The Series B Convertible Preferred Stock, at the discretion of the Company, can pay a dividend at a rate of 10% per annum.

In September 2013 the Company created Series C Convertible Preferred Stock, with 3,000,000 shares designated. The Series C Convertible Preferred Stock has a $1.00 Stated Value, can pay dividends at 10% at the Company’s discretion and each share of Series C can convert into a share of common stock.

As of December 31, 2012 and 2013, there were 1,000,000 and 1,000,000 Preferred Series A Shares outstanding, respectively.  There were no Preferred Series B Shares outstanding at December 31, 2012 and there were 550,000 shares of Series B stock outstanding at December 31, 2013.  Upon issuance, the Preferred Series B Shares will be classified on the balance sheets as temporary equity.  This has been determined using the guidance in ASC 480-10-S99. The Preferred Series B Shares contain a provision that makes the shares mandatorily redeemable, which, in accordance with ASC 480-10-S99 requires the shares to be classified as temporary equity. As of December 31, 2013 there were no shares of Series C Convertible Preferred shares issued and outstanding.

No Outstanding Options, Warrants or Calls

There are no outstanding options, warrants or calls to purchase any of our authorized securities.

No Provisions Limiting Change of Control

There is no provision in our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws that would delay, defer, or prevent a change in control of our Company.  Under Article IV of our Amended and Restated Certificate of Incorporation, our Board of Directors has the authority to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, including the designation of “poison pill” and other rights that may delay, defer or prevents such a change in control.  However, as of the date hereof, the Board of Directors has not made any such determination and it has no intention to make such a determination in the foreseeable future.

Item 12.  Indemnification of Directors and Officers.

Paradigm Oil and Gas’ Articles of Incorporation and Bylaws provide for the indemnification of a present or former director or officer. Paradigm Oil and Gas indemnifies any director, officer, employee or agent who is successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, but not necessarily be limited to, expenses, including attorney’s fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at Paradigm Oil and Gas request as an officer or director. Paradigm Oil and Gas may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is a director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, Paradigm Oil and Gas’s best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

NEVADA LAW

Pursuant to the provisions of Nevada Revised Statutes 78.751, Paradigm Oil and Gas shall indemnify any director, officer and employee as follows: Every director, officer, or employee of Paradigm Oil and Gas shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Paradigm Oil and Gas or is or was serving at the request of Paradigm Oil and Gas as a director, officer, employee or agent of Paradigm Oil and Gas, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Paradigm Oil and Gas. Paradigm Oil and Gas shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Paradigm Oil and Gas as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

As to indemnification for liabilities arising under the Securities Act of 1933, as amended, for directors, officers or controlling persons, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

ITEM 13. SELECTED FINANCIAL DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Paradigm Oil and Gas, Inc.
Indian Rocks Beach, Florida

We have audited the accompanying consolidated balance sheets of Paradigm Oil and Gas, Inc. (the “Company”) (a corporation in the exploration stage) as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive loss, shareholders’ deficit and cash flows for the years then ended and for the period from January 28, 2010 (entry into the exploration stage) to December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paradigm Oil and Gas, Inc. at December 31, 2012 and 2011, and the results of their consolidated operations and cash flows for the years ended December 31, 2012 and 2011 and for the period from January 28, 2010 (entry into the exploration stage) through December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant recurring losses from operations since entry into the exploration stage and has a working capital deficiency both of which raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants
Dallas, Texas
March 26, 2014

PARADIGM OIL AND GAS, INC.
 (AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011

	December 31, 2012	December 31, 2011

Assets

Current Assets:
Cash	$3,642	$4,683
Inventory	-	6,904
Total Current Assets	3,642	11,587

Undeveloped oil and gas properties	-	565,000
Texas Railroad Commission bond	-	50,000
Deposits	-	800
Property and equipment, net	40,000	189,121

Total Assets	$43,642	$816,508

Liabilities and Shareholders' Deficit

Current Liabilities:
Accounts payable	$26,921	$37,685
Accrued wages (Note 3)	54,950	42,500
Accrued interest	43,105	4,973
Advances from shareholder (Note 3)	4,646	4,546
Notes payable	118,847	97,497
Short term convertible notes net of $76,331 and $142,947 in unamortized note payable discount (Note 7)	215,150	76,951
Total Current Liabilities	463,619	264,152

Asset retirement obligation liability	-	565,000
Note payable	-	30,600
Long term convertible notes net of $60,714 and $82,142 in unamortized note payable discount (Note 7)	140,820	119,392

Total Liabilities	604,439	979,144

Commitments and Contingencies (Notes 7, 12 and 13)

Shareholders' Deficit (Note 10):
Preferred stock Series A, $0.0001 par value, 1,000,000 shares authorized, 1,000,000 and 0 shares issued and outstanding as of December 31, 2012 and 2011	100	-
Common stock, $0.0001 par value, 500,000,000 shares authorized, 32,547,968 and 7,307,403shares issued and outstanding as of December 31, 2012 and 2011	3,255	731
Additional paid-in capital	6,814,736	5,739,625
Accumulated deficit	(7,378,888)	(5,359,438)
Prepaid stock compensation	-	(540,000)
Shares to be issued	-	-
Other comprehensive income (loss)	-	(3,554)
Total Shareholders' Deficit	(560,797)	(162,636)

Total Liabilities and Shareholders’ Deficit	$43,642	$816,508

The accompanying notes are an integral part of these consolidated financial statements.

PARADIGM OIL AND GAS, INC.
 (AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012
AND 2011 AND THE PERIOD FROM
JANUARY 28, 2010 (INCEPTION)
THROUGH DECEMBER 31, 2012

			For the Period from
			January 28, 2010
	For the Year Ended	For the Year Ended	(Inception) through
	December 31, 2012	December 31, 2011	December 31, 2012

Revenue	$5,463	$10,403	$15,866

Field operation expenses:
Labor	18,354	150,222	242,417
Lease costs	5,410	23,947	44,142
Legal	-	4,000	14,000
Maintenance	1,905	45,402	50,356
Natural gas and oil exploration costs	-	57,453	58,905
Other field expenses	1,558	7,106	8,664
Travel	-	-	14,022
Utilities	-	-	5,571

Total field operation expenses	27,227	288,130	438,077

General and administrative expenses:
Advertising and promotion	12,300	-	12,870
Bad debts	-	87,374	87,374
Depreciation	28,016	13,946	43,709
Impairment	121,105	617,230	738,335
General and administrative	5,377	131,730	185,454
Interest	347,137	369,697	722,939
Management fees	-	62,500	154,802
Miscellaneous	29,914	49,090	95,277
Other office expenses	64,840	75,193	153,665
Payroll	97,226	-	97,226
Professional and consulting fees	677,651	1,006,506	1,828,884
Stock options	571,507	10,500	582,007

Total general expenses	1,955,073	2,423,766	4,702,542

Loss from operations	(1,976,837)	(2,701,493)	(5,124,753)

Other income expense:
Assumption of liabilities in acquisition	-	-	633,279
Loss on disposition of subsidiary	42,613	-	42,613
Loss from shares issued on debt conversion, net	-	321,131	1,719,136

Net loss	$(2,019,450)	$(3,022,624)	$(7,519,781)

Net loss per common share - basic and diluted	$0.14	$0.51

Weighted average number of common shares outstanding - basic and diluted	14,788,584	5,957,741

The accompanying notes are an integral part of these consolidated financial statements.

PARADIGM OIL AND GAS, INC.
 (AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011 AND THE
PERIOD FROM JANUARY 28, 2010 (INCEPTION)
THROUGH DECEMBER 31, 2012

			For the Period from
			January 28, 2010
	For the Year Ended	For the Year Ended	(Inception) through
	December 31, 2012	December 31, 2011	December 31, 2012

Net loss	$(2,019,450)	$(3,022,624)	$(7,519,781)

Other comprehensive income:
Foreign currency translation adjustment	3,554	10,730	-

Comprehensive loss	$(2,015,896)	$(3,011,894)	$(7,519,781)

The accompanying notes are an integral part of these consolidated financial statements.

PARADIGM OIL AND GAS, INC.
 (AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2012
AND 2011 AND THE PERIOD FROM JANUARY 28, 2010
(INCEPTION) THROUGH DECEMBER 31, 2012

	Preferred Stock				Additional		Prepaid		Other
	Series A		Common Stock		Paid-In	Accumulated	Stock	Shares to	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Compensation	be issued	Income (Loss)	Total

Balances at January 28, 2010 (inception)	-	$-	18,806	$19	$541,520	$-	$-	$-	$-	$541,539

Change in par value reclass (Note 10)	-	-	-	(17)	17	-	-	-	-	-

Issuance of common stock for acquisition	-	-	4,200,000	420	8,399,580	-	-	-	-	8,400,000

Adjustment to record basis in Integrated Oil and Gas Solutions Inc.	-	-	-	-	(8,400,000)	-	-	-	-	(8,400,000)

Balance at January 28, 2010 after reverse acquisition	-	-	4,218,806	422	541,117	-	-	-	-	541,539

Issuance of common stock for conversion of debt	-	-	1,109,977	111	1,094,807	-	-	-	-	1,094,918

Loss from shares issued on debt conversion	-	-	-	-	1,398,005	-	-	-	-	1,398,005

Net Loss	-	-	-	-	-	(2,477,707)	-	-	-	(2,477,707)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(14,284)	(14,284)

Balances at December 31, 2010	-	-	5,328,783	533	3,033,929	(2,477,707)	-	-	(14,284)	542,471

Reclassification of stock to be issued in 2010 debt conversion	-	-	(209,977)	(21)	(692,902)	-	-	692,923	-	-

Write-off of CDN lease expense payable	-	-	-	-	-	140,893	-	-	-	140,893

Adjusted balances at December 31, 2010	-	-	5,118,806	512	2,341,027	(2,336,814)	-	692,923	(14,284)	683,364

Cancellation of shares to be issued	-	-	-	-	692,923	-	-	(692,923)	-	-

Issuance of common stock for conversion of debt	-	-	1,588,597	159	355,841	-	-	-	-	356,000

Loss from shares issued on debt conversion	-	-	-	-	321,131	-	-	-	-	321,131

Beneficial conversion features on issuance of convertible debt (discount)	-	-	-	-	578,263	-	-	-	-	578,263

Stock options	-	-	-	-	10,500	-	-	-	-	10,500

Issuance of common stock for services	-	-	600,000	60	1,439,940	-	(540,000)	-	-	900,000

Net Loss	-	-	-	-	-	(3,022,624)	-	-	-	(3,022,624)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	10,730	10,730

Balances at December 31, 2011	-	-	7,307,403	731	5,739,625	(5,359,438)	(540,000)	-	(3,554)	(162,636)

Issuance of common stock for conversion of debt	-	-	10,040,565	1,004	141,680	-	-	-	-	142,684

Beneficial conversion features on issuance of convertible debt (discount)	-	-	-	-	213,444	-	-	-	-	213,444

Issuance of common stock for cash	-	-	1,200,000	120	43,880	-	-	-	-	44,000

Issuance of common stock for services and warrants issued	-	-	14,000,000	1,400	676,107	-	540,000	-	-	1,217,507

Issuance of preferred stock for services	1,000,000	100	-	-	-	-	-	-	-	100

Net Loss	-	-	-	-	-	(2,019,450)	-	-	-	(2,019,450)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	3,554	3,554

Balances at December 31, 2012	1,000,000	$100	32,547,968	$3,255	$6,814,736	$(7,378,888)	$-	$-	$-	$(560,797)

The accompanying notes are an integral part of these consolidated financial statements.

PARADIGM OIL AND GAS, INC.
 (AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012
AND 2011 AND THE PERIOD FROM JANUARY 28, 2010
 (INCEPTION) THROUGH DECEMBER 31, 2012

				For the Period from
				January 28, 2010
	For the Year Ended	For The Year Ended		(Inception) through
	December 31, 2012	December 31, 2011		December 31, 2012

Operating Activities:
Net loss	$(2,019,450)		$(3,022,624)		$(7,519,781)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	28,016		13,946		43,709
Impairment	121,105		617,230		738,335
Amortization of discount on convertible notes payable	301,488		353,174		654,662
Issuance of common stock for services	1,217,507		900,000		2,117,507
Issuance of preferred stock for services	100		-		100
Stock options vested	-		10,500		10,500
Issuance of notes payable for services	-		264,167		264,167
Interest expense treated as debt additions	52,350		-		52,350
Bad debt expense, net of recoveries	-		87,374		87,374
Foreign currency translation of liabilities	3,554		10,730		-
Loss from shares issued on debt conversion	-		321,131		1,719,136
Loss on sale of Integrated Oil and Gas Solutions Inc.	42,613		-		42,613
Assumption of liabilities in acquisition	-		-		633,279
Change in operating assets and liabilities:
Employee advances	-		7,059		-
Deposits	-		(800)		(800)
Inventory	-		919		(6,904)
Texas Railroad Commission bond	-		2,500		(50,000)
Accounts payable	4,644		10,366		41,221
Accrued interest	40,482		12,384		58,941
Accrued wages	12,450		42,500		54,950
Net cash used in operating activities	(195,141)		(369,444)		(1,058,641)

Investing activities:
Proceeds from advances from shareholders	100		8,000		62,151
Repayments for advances from shareholders	-		(4,000)		(21,530)
Note receivable	-		(62,324)		(87,374)
Related party receivable	-		45,807		-
Furniture and fixtures	-		-		(24,352)
Production equipment	-		-		(196,124)
Purchases of natural gas and oil properties	-		-		(60,027)
Cash acquired in acquisition	-		-		121
Net cash provided by (used in) investing activities	100		(12,517)		(327,135)

Financing activities:
Proceeds from convertible notes	150,000		287,500		580,000
Proceeds from convertible debenture payable	-		-		734,918
Proceeds from short term loan	-		15,000		15,000
Repayments for short term loan	-		(15,000)		(15,000)
Proceeds from notes payable	-		30,500		30,500
Common stock issuance	44,000		-		44,000
Net cash provided by financing activities	194,000		318,000		1,389,418

Net change in cash	(1,041)		(63,961)		3,642
Cash at beginning of the period	4,683		68,644		-
Cash at end of the period	$3,642		$4,683		$3,642

Supplemental disclosure of cash flow information:
Assumption of accounts payable in acquisition	$-		$-		$147,510
Assumption advances from shareholders in acquisition	$-		$-		$40,025
Assumption of note payable in acquisition	$-		$-		$85,864
Assumption of convertible debt in acquisition	$-		$-		$360,000
Interest transferred to principal	$2,350		$8,796		$11,146
Issuance of common stock for conversion of debt	$(142,684)		$(356,000)		$(1,593,602)
Discount on convertible notes	$(213,444)		$(578,263)		$(791,707)
Assignments of shareholder loans to convertible debt	$-		$76,000		$76,000
Reclassification of stock to be issued in debt conversion	$-		$-		$692,923
Cancellation of shares to be issued	$-		$(692,923)		$(692,923)
Disposition of asset retirement obligation asset in sale	$(565,000)		$565,000		$-
Disposition of asset retirement obligation liability in sale	$565,000		$(565,000)		$-
Disposition of cash in sale	$3,764	$		$
Disposition of deposits in sale	$800	$		$
Disposition of Texas Railroad Commission Bond in sale	$50,000	$		$
Disposition of inventory in sale	$6,904	$		$
Disposition of accounts payable in sale	$16,337	$		$
Par value reclass	$-		$-		$17

The accompanying notes are an integral part of these consolidated financial statements.

PARADIGM OIL AND GAS, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND THE
PERIOD FROM JANUARY 28, 2010 (INCEPTION) THROUGH DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITIES

Organization

Paradigm Enterprises, Inc. (the "Company") was incorporated in the state of Nevada on July 15, 2002 to engage in the acquisition, exploration and development of oil and gas properties. On February 7, 2005 the Company changed its name to Paradigm Oil and Gas, Inc. Effective January 28, 2010 (the “Acquisition Date”), Paradigm Oil & Gas Inc. entered into a share exchange agreement with the shareholders of Integrated Oil and Gas Solutions Inc. (the "Acquired Company") a Texas corporation. The transaction has been accounted for as a reverse acquisition. The Acquisition Date is considered the inception date of the Company.

The consolidated financial statements include the accounts of Paradigm Oil and Gas, Inc. and its subsidiaries, Integrated Oil and Gas Solutions Inc. (Integrated was sold effective June 26, 2012), Paradigm Integrated Technology Solutions Inc., and Centurion Oil Services Inc. Subsequent to June 26, 2012, the consolidated financial statements include the accounts of Paradigm Oil and Gas, Inc. and its remaining subsidiaries, Paradigm Integrated Technology Solutions Inc., and Centurion Oil Services Inc.

The Company is considered an exploration stage company, as it has not generated significant revenues from its operations.

On October 9, 2013, the Company’s Board of Directors approved a one-for-ten reverse stock split. The reverse stock split became effective on December 2, 2013. Stock option agreements have been adjusted to reflect the split. An amount equal to the par value of the shares issued has been transferred from additional paid-in capital to the common stock account. All references to number of shares have been adjusted to reflect the stock split on a retroactive basis.

Reverse merger of Integrated Oil and Gas Solutions Inc.

On January 28, 2010, the Company entered into a share exchange agreement with the shareholders of the "Acquired Company" in exchange for all of the Acquired Company’s capital stock.

Paradigm issued 4,200,000 of its $.001 par value shares common shares representing 82% of the fully-diluted shares of the Company in exchange for 100% of the Acquired Company's outstanding shares. The Acquired Company was a wholly owned subsidiary of the Company from the Acquisition Date until the Company sold the Acquired Company (see Note 3).

The Acquired Company held 100% working interests in certain oil and gas leases along with certain oil and gas production equipment. On the Acquisition date, the total purchase price to acquire these assets amounted to $541,539. These costs were capitalized on the Acquired Company's books at cost as natural gas and oil properties, unproved properties.

Going Concern

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the historical success rate of oil and gas exploration. Management's plan is to acquire interests in certain oil and gas properties with production and to rework existing wells to bring them on line for production.

As shown in the accompanying consolidated financial statements, the Company has incurred net losses of $2,019,450, $3,022,624, and $7,519,781 for the years ended December 31, 2012 and 2011, and for the period from January 28, 2010 (inception) through December 31, 2012 respectively.

The Company’s wells are now producing oil and gas but the Company will need to raise additional capital to increase the oil and gas production from its other wells that are not currently on line.  The Company may take on a joint venture partner or raise capital through their currency or sell some of the other wells and keep the proven ones.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting pronouncements

During the two years ended December 31, 2012, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial position or operating results. The Company will monitor these emerging issues to assess any potential future impact on its consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial costs from environmental accidents or events for which the Company may be currently liable. In addition, the Company's oil and gas business makes it vulnerable to changes in prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future.

Fair value of financial instruments

In accordance with the reporting requirements of Accounting Standards Codification ("ASC") Topic No. 825, Financial Instruments, (ASC 825) the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2012 and 2011.

Principles of Consolidation

The consolidated financial statements for the years ended December 31, 2012 and 2011 include the accounts of Paradigm Oil and Gas, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the current period presentation.

Cash

Cash consists of cash on deposit with high quality major financial institutions, and to date the Company has not experienced losses on any of its balances. The carrying amounts approximate fair market value due to the liquidity of these deposits. For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At December 31, 2012 and 2011, the Company had $3,642 and $4,683 in cash, respectively.

Property and equipment

The following table details the composition of property and equipment:

	December 31,	December 31,
	2012	2011
Production equipment	$75,020	$196,125
Furniture and equipment	-	8,689
Less accumulated depreciation	(35,020)	(15,693)
Property and equipment, net	$40,000	$189,121

Property and equipment are stated at the Company's cost and are depreciated on a straight line basis over five or seven years. Maintenance and repair costs are expensed when incurred while major improvements are capitalized.  Depreciation expense totaled $28,016 in 2012, $13,946 in 2011, and $43,709 for the period from January 28, 2010 (inception) through December 31, 2012.

Subsequent to December 31, 2012, the Company sold certain production equipment for $40,000.  In accordance with the guidance for the impairment of long-lived assets, the Company evaluated the equipment for recovery and in 2012 recorded an impairment charge of $121,105 (see Note 5).

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs are expensed. Costs of drilling and equipping productive wells, including development dry holes and related production facilities are capitalized.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. The Company provides for depreciation, depletion and amortization of its investment in producing oil and gas properties on the unit-of-production method, based upon independent reserve engineers' estimates of recoverable oil and gas reserves from the property.

Properties will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the property has a sufficient quantity of reserves to justify its completion as a producing property if the required capital expenditure is made and ii) there is enough geological and engineering evidence that supports a commercially producible quantity of reserves exist from a previously drilled well on the property. If the well properties cannot support any of these criteria, the property is assumed to be impaired, and its costs are charged to expense.

The impairment of unamortized capital costs is measured at a combined lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. The Company determines if impairment has occurred through either adverse changes or as a result of the annual review of all the fields combined.  Impairment expense on oil and gas properties totaled $0 in 2012, $617,230 in 2011, and $617,230 for the period from January 28, 2010 (inception) through December 31, 2012.

Net loss per Common Share

Basic net loss per share is computed by dividing the net loss available to common shareholders (the numerator) for the period by the weighted average number of common shares outstanding (the denominator) during the period. The computation of diluted earnings is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued. For the years ended December 31, 2012 and 2011, basic and fully diluted loss per share are the same since the calculation of diluted per share amounts would result in an anti-dilutive calculation.

Income Taxes

The Company accounts for income taxes under the provisions of ASC Topic No. 740 , Income Taxes (ASC 740) which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The deferred tax assets generated by the Company have been fully reserved through a valuation allowance as the Company is not certain that it is more likely than not to be able to generate profitable operations in the near future.  See Note 9 for further discussion of deferred tax assets.

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are included in accumulated other comprehensive loss, a separate component of shareholders' deficit.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC Topic No. 718, Compensation - Stock Compensation (ASC 718), using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

Asset Retirement Obligations

The Company has adopted ASC Topic No. 410 Asset Retirement and Environmental Obligations (ASC 410), which requires that asset retirement obligations ("ARO") associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted cash flows are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company's credit-adjusted risk-free interest rate. At December 31, 2011, the Company recorded an ARO liability of $565,000.  The ARO was disposed of when the Company sold Integrated Oil and Gas Solutions, Inc. during 2012 (see Note 3).

Environmental Protection and Reclamation Costs

The operations of the Company have been, and may be in the future, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against the consolidated statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets to be held and used, including unproved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets. In such circumstances, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin No 104. Accordingly all of the following criteria must be met for revenues to be recognized: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectability is reasonably assured. During 2012 and 2011, the Company’s revenues were the results of agreements with customers and revenues are generated upon performance of contracted services. Rates for services are based on negotiated rates with the Company’s customers and revenue is recognized when the services have been performed.

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company's share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At December 31, 2012 and 2011, respectively, the Company had no overproduced imbalances.

Advertising Costs

Advertising costs are expensed when incurred.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

NOTE 3. RELATED PARTY TRANSACTIONS

A former Chief Executive Officer of the Company, Brian Kennedy, loaned the Company $76,546. The loan is interest free and has no formal terms of repayment.  During 2011, Kennedy loaned the Company an additional $8,000 and was repaid $4,000.  In addition, during 2011, $53,500 of the loan was transferred to another shareholder of the Company. As of December 31, 2012 and 2011, the balance of the loan was $4,646 and $4,546, respectively.

On May 23, 2011, part of a shareholder loan in the amount of $22,500 was exchanged for a convertible note which was then converted between May 24, 2011 and June 10, 2011 into 24,393 common shares.

On July 20, 2011 $53,500 of shareholder loans were exchanged for a convertible note which then was converted on July 21, 2011 into 294,928 common shares.

During 2011, notes receivable of $12,603 and $46,721 that were due from companies owned by shareholders of the Company were written off due to uncollectability.  $45,807 of this amount was originally loaned to a shareholder of the Company during 2010. Also during 2011, another note receivable of $28,050 that was due from an affiliated company of Brian Kennedy was written off due to uncollectability.

Management fees of $62,500 and $154,802 were paid to Brian Kennedy during the year ended December 31, 2011 and during the period from January 28, 2010 (inception) through December 31, 2012, respectively.

The Company was the guarantor of a loan made to a shareholder of the Company.  During 2011, payments to the shareholder of $116,724, as well as the long term convertible note, were the result of the guarantee made by the Company.

As of December 31, 2012 and 2011, short term convertible notes and accrued interest (net of $0 and $15,250 in unamortized note payable discount) of $38,080 and $16,756, respectively, were payable to Barclay Lyons, LLC.  Todd Violette, a former Chief Executive Officer of the Company, also serves as the Chief Executive Officer of Barclay Lyons, LLC.

Accrued wages to shareholders of the Company were $54,950 and $42,500 as of December 31, 2012 and 2011, respectively.

The Company sold a subsidiary, Integrated Oil and Gas Solutions Inc., for $500 on June 26, 2012 to Terry Rutter, who at the time was the Senior Executive of the Company.  The Company recognized a loss of $42,613 on the sale of the Acquired Company.

NOTE 4. TEXAS RAILROAD COMMISSION BOND

The Company had $50,000 on deposit with the Texas Railroad Commission (RRC) to establish an operators bond. In order to operate wells on properties in Texas, the RRC requires a bond be established by the operating party. The bond was put into a fund to cover any liability on a property which an operator fails to rectify or pay. The deposit was refundable when an operator ceased to be an operator and left the wells and property in an approved condition or transfers the property and wells to another bonded operator.  The amount was included in the sale of Integrated Oil and Gas Services Inc. during 2012.

NOTE 5. PRODUCTION EQUIPMENT

During 2010, the Company's subsidiary, Paradigm Integrated Technology Solutions Inc., entered into a Transfer of Technology and Know How Agreement for the worldwide marketing rights for the Transportable Enhanced Oil Recovery Platform. Under the terms of the agreement the Company agreed to purchase the first system during 2010. During 2012, the Company recorded an impairment expense on the system and sold the system subsequent to December 31, 2012 (see Note 2).

NOTE 6. NATURAL GAS AND OIL PROPERTIES

On January 28, 2010, the Company entered into a share exchange agreement with the shareholders of the "Acquired Company" in exchange for all of the Acquired Company’s capital stock. The Acquired Company was a 100% subsidiary of the Company from the Acquisition Date until the Company sold the Acquired Company (see Note 3).

The Acquired Company holds 100% working interests in certain oil and gas leases along with certain Oil and Gas production equipment. The costs to acquire these assets amounted to $541,539 as of the Acquisition Date. These costs were capitalized on the acquired company's books at cost as Natural gas and oil properties, Unproved properties.  The Company recorded an impairment expense of $617,230 during the year ended December 31, 2011 against these assets.

The oil and gas properties are comprised of 4 leases totaling approximately nine hundred and thirty four (934) net mineral Acres, all located in the State of Texas, USA. 692 acres in Kaufman County, carry a 80% Net Revenue Interest, 40 acres located in the County of Wood, carry a 87.5% Net Revenue Interest, 122.37 acres located in the County of Henderson carry a 81.25% Net Revenue Interest and 80 acres in the County of Wichita carry a 75% Net Revenue Interest. Combined there are a total of 9 existing previously producing wells and available spacing to support the drilling of approximately 30 new wells in the 3800' to 9000' range and approximately 50 new wells in the 800' to 1,800' range.

On June 22, 2010 the Company's subsidiary, Integrated Oil and Gas Solutions Inc. acquired the Corsicana lease. The cost to acquire this lease amounted to $20,700 for a 50% working interest in the 80% Net Revenue Interest. The lease has 9 previously producing wells and has spacing over a total of 60 acres to support the potential of 17 new wells to depths of up to 2,000'. The Corsicana lease is located in Navarro County, Texas.

On June 30, 2010 the Company's subsidiary, Integrated Oil and Gas Solutions Inc. acquired 2 additional Chilson leases, known as Chilson B. The cost to acquire these leases amounted to $17,977 for a 100% working interest in the 81% Net Revenue Interest. Combined the 2 leases have 5 previously producing wells and have spacing over a total of 154 acres to support the potential of 37 new wells to depths of up to 2000 feet. The new Chilson leases are adjacent to the existing Chilson lease the Company has which are all located in Wichita County, Texas.

a) Participation Proposal Agreements

On January 25, 2005, the Company closed two participation proposal agreements with Win Energy Corporation ("Win"), an unrelated Calgary, Alberta-based private corporation. In November 2007 Win was acquired by Compton Petroleum Corporation ("Compton") The Company acquired an interest in two exploration projects in Alberta, Canada for the total payments of $506,014.  The payments were comprised of a $298,631 payment (less a $50,000 deposit) to acquire a 10% interest in the Todd Creek Property (10-34-5-29W4) located in Alberta, Canada and a $207,383 payment to acquire a 5% interest in the Hillsprings Property (10-34-5-29W4) located in Alberta, Canada.  The Company took an impairment charge against both the Todd Creek Property and the Hillsprings Property and wrote the value of each property down to $0.

b) Farmout and Option Agreement

On February 14, 2005 the Company entered into a farmout and Option Agreement with a private Alberta corporation for consideration of $152,423. The agreement called for the Company to farm-in to a 5% interest in a test well, and a similar interest in an additional option well in the Sawn Lake area located in Alberta, Canada. Upon completion, the Company will earn 100% of the farmout's interest (an undivided 10% interest in the drilling spacing unit) before payout, reverting to 50% of the farmout's interest (an undivided 5% interest) after payout. The Company has taken an impairment charge against the Sawn Lake property and wrote the value down to $0.  The Swan Lake property is currently producing gas but the Company has not yet been paid for its interest in the production.

The natural gas and oil properties are accounted for on a consolidated basis as follows:

December 31, 2011

Chilson Property
Acquisition cost January 28, 2010	$121,774
Cost of work program	21,350
Impairment expense	(143,124)

Total	$-

Lett Finlay Property
Acquisition cost January 28, 2010	$308,708
Impairment expense	(308,708)

Total	$-

Lumpkin Property
Acquisition cost January 28, 2010	$111,057
Impairment expense	(111,057)

Total	$-

Chilson B
Acquisition cost June 30, 2010	$17,977
Impairment expense	(17,977)

Total	$-

Corsicana
Acquisition cost June 22, 2010	$20,700
Impairment expense	(20,700)

Total	$-

Todd Creek Property
Acquisition cost	$298,631
Cash call	52,102
Refund	(17,022)
Written off	(50,000)
Impairment expense	(283,711)

Total	$-

Hillsprings Property
Acquisition cost	$207,383
Impairment expense	(207,383)

Total	$-

Swan Lake Property
Farmout and option agreement	$152,423
Impairment expense	(152,423)

Total	$-

Total Natural Gas and Oil Properties, Unproved	$-

All natural gas and oil properties were fully impaired at December 31, 2011 and were sold on June 26, 2012 (see Note 3).  The Company did not hold any natural gas and oil properties at December 31, 2012.

NOTE 7. CONVERTIBLE NOTES

The Company entered into several Securities Purchase Agreements for the sale of short term convertible notes. The notes bear annual interest of 7-12% and mature within 365 days after the issue date (maturity date). The notes plus interest can be converted in whole or in part to common shares at the holder's option at the later of the maturity date or the default date. The conversion price is calculated as 50-55% of the market price which is determined by the average of the lowest three closing prices for the Company’s stock during the ten days prior to conversion date. The Company evaluated the notes and determined that the conversion option does not constitute a derivative liability for financial reporting purposes. If the note plus interest is not paid or converted on the maturity date, then default interest begins to accrue on the whole amount bearing annual interest of 22%.

Conversion Price During Major Announcements

For certain notes, in the event the Company (i) makes a public announcement that it intends to consolidate or merge with any other corporation (other than a merger in which the Company is the surviving or continuing corporation and its capital stock is unchanged) or sell or transfer all or substantially all of the assets of the Company or (ii) any person, group or entity (including the Company) publicly announces a tender offer to purchase 50% or more of the Company's common stock (or any other takeover scheme) (the date of the announcement referred to in clause (i) or (ii) is hereinafter referred to as the "Announcement Date"), then the Conversion Price shall, effective upon the Announcement Date and continuing through the Adjusted Conversion Price Termination Date (as defined below), be equal to the lower of (x) the Conversion Price which would have been applicable for a Conversion occurring on the Announcement Date and (y) the Conversion Price that would otherwise be in effect. From and after the Adjusted Conversion Price Termination Date, the Conversion Price shall be determined as set forth above. For purposes hereof, "Adjusted Conversion Price Termination Date" shall mean, with respect to any proposed transaction or tender offer (or takeover scheme) for which a public announcement as contemplated by this paragraph has been made, the date upon which the Company (in the case of clause (i) above) or the person, group or entity (in the case of clause (ii) above) consummates or publicly announces the termination or abandonment of the proposed transaction or tender offer (or takeover scheme) which caused this paragraph to become operative.  The Company does not anticipate that this provision will have a material effect on the Company’s financial statements.

The Company may prepay the short term notes plus accrued interest at any time after 91 days after the issue date and ending up to 180 days after the issue date. The total amount calculated to be prepaid will bear an additional charge of 75% of the calculated prepaid amount. The Company is required at all times to have authorized and reserved from one to five times the number of shares that are actually issuable upon full conversion of the notes (based on the Conversion Price of the Notes in effect from time to time).  As of December 31, 2012 and 2011, respectively, 20,114,979 and 5,400,137 shares of the Company’s Common Stock were reserved for issuance of outstanding convertible notes.

In addition, the Company has entered into a Long Term Convertible Note bearing annual interest of 4.75% which matures in 2015.  This note plus interest can be converted into common shares at the holder's option. The conversion price is calculated as the lesser of (i) $0.60, or (ii) 70% of the market price which is determined by averaging the lowest three day closing price over the last 21 trading day period ending one trading day prior to the day the conversion notice was sent by facsimile. The Company evaluated the note and determined that the conversion option does not constitute a derivative liability for financial reporting purposes. If the note plus interest is not paid or converted on the maturity, then default interest begins to accrue on the whole amount bearing annual interest of 18%.

If at any time that the note is outstanding (i) the daily volume weighted average price is below $0.02, (ii) the Company has not authorized or reserved enough shares of its common stock to account for the conversion of the note in full and the issuance of shares of common stock in accordance with its terms, or (iii) the holder is prohibited for any reason from converting the note, then the holder may elect, in its sole discretion, to convert any portion of the outstanding principal amount and accrued interest into common shares of the Company.

If, on the date the holder delivers a conversion notice to the Company, the applicable conversion price is below $0.03, the Company, within three days after receipt of the conversion notice, shall have the right to prepay the portion of the note that the holder elected to convert.  Any such prepayment shall be made in an amount equal to 120% of the principal amount plus accrued interest of the amount to be converted.

Per the provisions of the note, the Company may be in default of this note as the average volume weighted average price of the Company’s common stock was below $0.01 per share for three consecutive trading days during 2012 and 2013.

In conjunction with this note, the Company has also entered into an equity investment agreement whereby the holder may purchase up to $2,000,000 of the Company’s common stock at the sole discretion of the holder.  Under the agreement, 60% of any equity purchase will be made at 75% of the volume weighted average price on the day before the investment is made.  The remaining 40% of the equity purchase will be made at 100% of the volume weighted average price on the day before the investment is made.

At any time, in the holder’s sole discretion, the holder may purchase an additional note in the amount of $300,000, otherwise having the exact same terms as this debenture.  In addition, in the holder’s sole discretion, the holder may enter into a second equity investment agreement for $3,000,000, otherwise having the exact same terms as the equity investment agreement disclosed above.

The following represents a summary of the Company’s short term and long term convertible notes, including the discounts and the amortization of the discounts:

		2011 Net	2012 Net
		Assumptions,	Assumptions,			2012	2011
	Convertible	Assignments, Settlements	Assignments, Settlements	Outstanding at	Outstanding at	Beneficial Conversion	Beneficial Conversion	2012	2011
	Note	& Interest	& Interest	December 31,	December 31,	Feature	Feature	Amortization	Amortization
	Issued	Transferred	Transferred	2012	2011	(Discount)	(Discount)	of Discount	of Discount

Short term debentures - issue date:
October 6, 2010	$50,000	$(50,000)	$-	$-	$-	$-	$40,909	$-	$(40,909)
November 18, 2010	40,000	(40,000)	-	-	-	-	32,727	-	(32,727)
December 20, 2010	52,500	(52,500)	-	-	-	-	42,955	-	(42,955)
January 28, 2011	35,000	(35,000)	-	-	-	-	26,591	-	(26,591)
March 9, 2011	25,000	(25,000)	-	-	-	-	20,455	-	(20,455)
May 2, 2011	32,500	(32,500)	-	-	-	-	26,591	-	(26,591)
May 23, 2011	22,500	(22,500)	-	-	-	-	14,385	-	(14,385)
July 11, 2011	44,000	10,172	(20,000)	34,172	54,172	-	82,115	-	(82,115)
July 12, 2011	45,000	(45,000)	-	-	-	-	15,984	-	(15,984)
July 20, 2011	61,000	3,012	(35,638)	28,374	64,012	-	61,000	(30,500)	(30,500)
August 24, 2011	32,500	433	(32,933)	-	32,933	-	26,591	(14,773)	(11,818)
December 21, 2011	58,167	582	(38,596)	20,153	58,749	-	87,246	(83,611)	(3,635)
December 23, 2011	10,000	32	-	10,032	10,032	-	15,000	(14,062)	(938)
January 9, 2012	32,500	-	-	32,500	-	39,722		(39,722)	-
February 6, 2012	50,000	-	-	50,000	-	50,000		(41,668)	-
February 8, 2012	32,500	-	-	32,500	-	39,722		(39,722)	-
July 18, 2012	22,500	-	-	22,500	-	22,500		(9,375)	-
September 13, 2012	26,250	-	-	26,250	-	26,500		(6,625)	-
December 14, 2012	35,000	-	-	35,000	-	35,000		-	-
Short term				291,481	219,898

Unamortized discount				(76,331)	(142,947)

Total short term				215,150	76,951

Long term debenture -
issue date:
October 24, 2011	200,000	1,534	-	201,534	201,534	-	85,714	(21,430)	(3,571)

Unamortized discount				(60,714)	(82,142)

Total long term				140,820	119,392

Total				$355,970	$196,343	$213,444	$578,263	$(301,488)	$(353,174)

Failure to Deliver Common Stock Prior to Deadline

Without in any way limiting the holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the common stock issuable upon conversion of certain notes is more than three (3) business days after the deadline, the Company shall pay to the holder $2,000 per day in cash, for each day beyond the deadline that the Company fails to deliver such common stock. Such cash amount shall be paid to Holder by the fifth day of the month following the month in which it has accrued or, at the option of the holder (by written notice to the Company by the first day of the month following the month in which it has accrued), shall be added to the principal amount of this Note, in which event interest shall accrue thereon in accordance with the terms of this Note and such additional principal amount shall be convertible into common stock in accordance with the terms of this Note.

NOTE 8. NOTE PAYABLE

The Company is indebted under a note payable to 1132559 Alberta Ltd, bearing annual interest of 7% and secured by 100% of the first proceeds of production under the Farmout and Option Agreement for the Sawn Lake Property. There are no fixed repayment terms. The Company may be in default of this note as more fully explained in Note 6b of the consolidated financial statements. In addition, at December 31, 2012, the Company is also indebted under a promissory note payable to Greystone Capital Partners LLC.  The note bears an annual interest rate of 9.875% and is payable semi-annually.

	December 31, 2012	December 31, 2011

1132559 Alberta Ltd	$97,497	$97,497
Greystone	21,350	-
Total	$118,847	$97,497

NOTE 9. INCOME TAXES

Income Tax Provision:

a) The provision for income taxes differs from the result which would be obtained by applying the statutory rate of 34% to income before income taxes.

	December 31, 2012	December 31, 2011

Loss before income taxes	$(2,019,450)	$(3,022,624)

Income tax benefit 34% (estimated)	(686,613)	(1,027,692)
Unrecognized benefit of operating loss carry forwards	686,613	1,027,692

Income tax benefit	$-	$-

b) Significant components of the Company's deferred income tax assets are as follows:

	December 31, 2012	December 31, 2011

Operating loss carry forwards	$7,500,000	$5,500,000
Statutory tax rate	34.0%	34.0%

Deferred tax asset	2,550,000	1,870,000
Valuation allowance	(2,550,000)	(1,870,000)

Net deferred tax assets	$-	$-

As of December 31, 2012, the Company has incurred operating losses of approximately $7,500,000 which, if unutilized, will expire through the year 2030. However, due the change in control of the Company during June 2013, the Company does not have any significant NOL carry forwards as of the date of the change in control.  Future tax benefits existing at December 31, 2012, which may arise as a result of these losses, have been offset by a valuation allowance. The change in valuation allowance for the years ended December 31, 2012 and 2011 and for the period from January 28, 2010 through December 31, 2012 was $680,000, $1,027,500, and $2,550,000, respectively.

The Company accounts for corporate income taxes in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, future tax benefits, such as those from net operating loss carry forwards, are not recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as set forth below in the period that includes the enactment date.

The Company does not have any significant deferred tax assets or liabilities. As of June 2013, the Company no longer had any net operating loss carry forwards available to offset future taxable income of the Company. The Company is not current in filing its tax returns.

The Company has not filed tax returns since its inception.  The Company is currently working with an external tax firm to prepare past tax returns and does not believe that it will be exposed to any risk of penalty or forfeiture of NOLs.

NOTE 10. SHAREHOLDERS' DEFICIT

Common Stock

a) Effective January 28, 2010, Paradigm Oil & Gas Inc. (the "Company"), a Nevada corporation, entered into a Share exchange agreement with the shareholders of Integrated Oil and Gas Solutions Inc. (the "Acquired company") a Texas corporation, whereby the Company issued 4,200,000, US$.001 par value common shares to unrelated shareholders in exchange for their one hundred percent (100%) interest in all of the capital stock of the Acquired company The Acquired Company was a 100% subsidiary of the Company from the Acquisition Date until the Company sold the Acquired Company (see Note 3).

Prior to the Acquisition, there were 18,806 shares of the Company's common stock outstanding. Immediately following the Acquisition, there were 4,218,806 shares of common stock outstanding.

On the effective date of the acquisition, additional paid in capital was increased by $8,399,580. This was adjusted by $8,400,000 to record the basis in Integrated Oil and Gas Solutions Inc. An expense of $633,279 was then recorded to recognize the assumption of Paradigm’s liabilities assumed at the time of the acquisition.

b) On February 2, 2010, a convertible note payable of $360,000 was converted into common shares at $0.04 per share. 900,000 shares were issued to the convertible debenture holders.

On the effective date of the conversion, additional paid in capital was increased by $1,799,910. A loss of $1,440,000 was then recognized to match the conversion to the book value of the convertible note.

c) On September 28, 2010 convertible debentures in the amount of $734,918 were converted at $0.35 per share for a total of 209,977 Common Shares. Additional paid in capital increased by $692,902. The share price was $0.33 on the closing of this transaction, as a result a gain of $41,995 was recognized and recorded as a gain from issued shares on debt conversion.

d) During the year ended December 31, 2011, notes were converted into 1,588,597 common shares as follows:

Issue Date	Principal	Interest	Date	Amount	Price	# of Shares	Share PV	APIC

October 6, 2010	$50,000	$2,000	4/25/2011	$15,000	1.487	10,087	$1	$14,999
			4/28/2011	15,000	1.249	12,010	1	14,999
			4/29/2011	12,000	1.249	9,608	1	11,999
			5/4/2011	10,000	1.212	8,251	1	9,999

November 18, 2010	$40,000	$1,600	5/25/2011	$15,000	1.137	13,193	$1	$14,999
			6/1/2011	15,000	1.063	14,111	1	14,999
			6/3/2011	11,600	0.990	11,717	1	11,599

December 20, 2010	$52,500	$2,100	6/23/2011	$15,000	0.702	21,368	$2	$14,998
			6/30/2011	17,500	0.653	26,799	3	17,497
			7/13/2011	12,000	0.571	21,016	2	11,998
			7/18/2011	10,100	0.528	19,129	2	10,098

January 28, 2011	$35,000	$1,400	8/5/2011	$12,000	0.349	34,384	$3	$11,997
			8/10/2011	10,000	0.363	27,548	3	9,997
			8/25/2011	10,000	0.233	42,919	4	9,996
			9/13/2011	4,400	0.223	19,731	2	4,398

March 9, 2011	$25,000	$1,000	9/21/2011	$10,000	0.151	66,225	$7	$9,993
			10/5/2011	16,000	0.142	112,676	11	15,989

May 11, 2011	$32,500	$1,300	11/10/2011	$12,000	0.124	96,774	$10	$11,990
			11/23/2011	14,000	0.127	110,236	11	13,989
			12/7/2011	7,800	0.105	74,286	7	7,793

May 23, 2011	$22,500	$28	5/24/2011	$7,500	1.280	5,859	$1	$7,499
			6/1/2011	7,500	0.900	8,333	1	7,499
			6/10/2011	7,528	0.738	10,201	1	7,527

July 11, 2011	$45,000	$-	8/19/2011	$20,000	0.187	106,952	$11	$19,989
			9/26/2011	15,000	0.098	153,846	15	14,985
			12/19/2011	10,000	0.039	256,410	26	9,974

July 20, 2011 (partial conversion)	$26,750	$-	7/21/2011	$26,750	0.181	147,464	$15	$26,735

July 20, 2011 (partial conversion)	$26,750	$-	7/21/2011	$26,750	0.181	147,464	$15	$26,735

Total 2011 conversions	$356,000	$9,428		$365,428		1,588,597	$159	$365,269

Upon the conversion of the above convertible notes to cash, the Company recorded a total loss of $311,703 during the year ended December 31, 2011.

e) During the year ended December 31, 2012, notes were converted into 10,040,565 common shares as follows:

2012
Issue Date	Principal	Interest	Date	Amount	Price	# of Shares	Share PV	APIC

July 7, 2011 (partial conversion)	$10,000	$-	12/3/2012	$10,000	0.006	1,670,000	$167	$9,833

July 12, 2011 (partial conversion)	$20,000	$-	1/25/2012	$8,500	0.039	217,949	$22	$8,478
			3/8/2012	8,000	0.023	341,880	34	7,966
			3/29/2012	3,500	0.010	345,168	34	3,466

July 20, 2011 (partial conversion)	$25,340	$-	1/31/2012	$15,000	0.054	280,636	$28	$14,972
			3/20/2012	5,240	0.013	400,000	40	5,200
			7/20/2012	5,100	0.009	600,000	60	5,040

August 24, 2011	$37,150	$1,300	3/8/2012	$12,000	0.040	300,000	$30	$11,970
			3/16/2012	5,000	0.018	277,778	28	4,972
			3/27/2012	5,000	0.018	277,778	28	4,972
			9/25/2012	14,000	0.026	538,461	54	13,946
			11/6/2012	2,450	0.010	305,000	30	2,420

December 16, 2011 (partial conversion)	$38,596	$-	1/31/2012	$10,000	0.066	151,515	$15	$9,985
			3/15/2012	4,500	0.010	448,492	45	4,455
			4/2/2012	5,400	0.012	450,000	45	5,355
			5/2/2012	4,876	0.009	530,000	53	4,823
			8/30/2012	8,360	0.015	550,000	55	8,305
			11/8/2012	5,460	0.006	910,000	91	5,369

February 6, 2012 (partial conversion)	$10,064	$234	9/17/2012	$6,800	0.009	800,000	$80	$6,720
			11/21/2012	3,498	0.007	645,908	65	3,433

Total 2012 conversions	$141,150	$1,534		$142,684		10,040,565	$1,004	$141,680

As of December 31, 2012 and 2011, there were 32,547,968 and 7,307,403 Common Shares outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 preferred shares of the Company’s stock.  In 2012, the Company’s Board of Directors designated 1,000,000 shares of Series A Preferred Stock and 2,000,000 shares of Preferred B Stock.  In 2013, the Company’s Board of Directors designated 3,000,000 shares of Preferred C Stock. Holders of Series A Preferred Stock have 5,000 votes of common stock per share of Series A Preferred Stock held and may vote on any action requiring any class of shares to vote.  The rights of Series A Preferred Stock are not transferable except when foreclosed upon as collateral for a loan for the Company.  Any sale or foreclosure of Series A Preferred Stock will result in an automatic conversion at a rate of one share of Series A Preferred Stock equaling 5,000 shares of common stock.  Holders of Series B Preferred Stock shall be entitled to receive semi-annual dividends, payable on April 1 and October 1, at a rate of 14% per annum.  The Company will redeem the holders of the Series B Preferred Stock based upon One Dollar of value every 12 months until the entire value of $4.00 plus interest is paid to the holder of Series B Preferred Stock.  Holders of Series B Preferred Stock are entitled to the same voting rights as holders of common stock.  Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the shares of Series B Preferred Stock shall be entitled to receive before any distribution or payment is made upon any shares or any other class of stock of the Company. Holders of Series C Preferred Stock shall be entitled to receive dividends at a rate of 10% per annum, payable in cash or in common shares.  Dividends on the Series C Preferred Stock shall be cumulative and shall accrue from the time of issuance. One year following the issuance, the holder of Series C Preferred Stock may, at the holder’s discretion, convert all or any portion of the shares of Series C Preferred Stock held by such person into a number of fully paid and non-assessable shares of common stock. Each share of Series C Preferred Stock may be converted into one share of common stock with the payment of 85% of the volume weighted average price of the last five trading days. Holders of Series C Preferred Stock have voting rights equal to the number of common shares that the Series C Preferred Stock is convertible into at that time.

As of December 31, 2012 and 2011, there were 1,000,000 and 0 Preferred Series A Shares outstanding, respectively.  There were no Preferred Series B or C Shares outstanding at December 31, 2012 or 2011.  Upon issuance, the Preferred Series B Shares will be classified on the consolidated balance sheets as a liability.  This has been determined using the guidance in ASC 480-10-25-4. The Preferred Series B Shares contain a provision that makes the shares mandatorily redeemable, which, in accordance with ASC 480-10-25-4 requires the shares to be classified as a liability. The Preferred Series C Shares contain a provision that makes the shares redeemable outside of the Company’s sole control, which, in accordance with ASC 480-10-S99 requires the shares to be classified as temporary equity.  The Preferred Series C Shares will be classified on the consolidated balance sheet as temporary equity upon issuance.

NOTE 11. NATURAL GAS AND OIL EXPLORATION RISK

Exploration Risk

The Company's future financial condition and results of operations will depend upon prices received for its natural gas and oil production and the cost of finding, acquiring, developing and producing reserves. Substantially all of its production is sold under various terms and arrangements at prevailing market prices. Prices for natural gas and oil are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond its control. Other factors that have a direct bearing on the Company's prospects are uncertainties inherent in estimating natural gas and oil reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

Distribution Risk

The Company is dependent on the operator to market any oil production from its wells and any subsequent production which may be received from other wells which may be successfully drilled on the Prospect. It relies on the operator's ability and expertise in the industry to successfully market the same. Prices at which the operator sells gas/oil both in intrastate and interstate commerce, will be subject to the availability of pipelines, demand and other factors beyond the control of the operator. The Company and the operator believe any oil produced can be readily sold to a number of buyers.

Foreign Operations Risk

The Company is exposed to foreign currency fluctuations, political risks, price controls and varying forms of fiscal regimes or changes thereto which may impair its ability to conduct profitable operations as it operates internationally and holds foreign denominated cash and other assets.

NOTE 12. CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time that may harm the Company’s business.

Other than routine litigation arising in the ordinary course of business that the Company does not expect, individually or in the aggregate, to have a material adverse effect on the Company, there are currently no pending legal proceedings.

NOTE 13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the consolidated financial statements were issued. The evaluation has resulted in the following disclosures:

Subsequent to December 31, 2012, the Company entered into several Securities Purchase Agreements for the sale of short term convertible notes totaling $450,352. The notes bear annual interest of 5-12% and mature within 365 days after the issue date (maturity date). The notes plus interest can be converted in whole or in part to common shares at the holder's option at the later of the maturity date or the default date. The conversion price is calculated as 50-55% of the market price which is determined by the average of the lowest three closing prices for the Company’s stock during the ten days prior to conversion date. The Company evaluated the notes and determined that the conversion option does not constitute a derivative liability for financial reporting purposes.

In addition, the Company has settled $521,412 of convertible notes subsequent to December 31, 2012.

Common stock activity of the Company subsequent to December 31, 2012 is as follows:

Number of shares

Common shares outstanding at December 31, 2012	32,547,968

Issuance of common stock for conversion of debt	47,041,394
Issuance of common stock for outside services	1,800,000
Issuance of common stock for employment services	6,950,000
Issuance of common stock for options exercised	532,294

Common shares outstanding at December 31, 2013	88,871,656

Issuance of common stock for conversion of debt	33,425,882
Issuance of common stock for outside services	5,450,000
Retirement of common stock	(3,000,000)

Common shares outstanding at March 26, 2014	124,747,538

Series B Preferred Stock activity of the Company subsequent to December 31, 2012 is as follows:

Number of shares

Preferred Series B shares outstanding at December 31, 2012	-

2013 activity	-

Preferred Series B shares outstanding at December 31, 2013	-

Issuance of Preferred B shares for acquisition of properties	550,000

Preferred Series B shares outstanding at March 26, 2014	550,000

On May 9, 2013, the Company formed Paradigm Pipeline Inc. as a wholly owned subsidiary of the Company.

On June 14, 2013, as part of the termination of Todd Violette, the Company entered into a convertible promissory note with Todd Violette, whereby the Company promised to pay a sum of $250,000.  The note has been fully paid to Todd Violette.  See Note 16 for further information regarding the termination.

On August 12, 2013, the Company entered into an agreement with IBC Funds, LLC to settle $67,304 of its debt. IBC Funds, LLC converted the $67,304 in exchange for 7,918,191 shares of the Company’s common stock.

On August 20, 2013, the Company acquired the Mina Travis Lease and the Perry Lease, which is partially owned by the Governor of the state of Texas, which sits on 252 acres of land and has several wells that are producing oil, in exchange for $25,000 and 350,000 shares of the Company’s Series B Preferred Stock at $1.00 per share. The 350,000 shares were issued to the stockholders of Lighthouse Petroleum, Inc. The Company acquired these leases from Lighthouse Petroleum Inc., whose CEO is Todd Violette, the former CEO of the Company.

On September 9, 2013, the Company sold certain production equipment for $40,000 and 2,500,000 shares of the Company’s common stock.

On September 25, 2013, the Company sold the Clark Lease to Triton Energy, LLC for $25,000.

On October 9, 2013, the Company’s Board of Directors approved a one-for-ten reverse stock split. The reverse stock split became effective on December 2, 2013. See Note 1 for treatment of the reverse stock split.

On October 18, 2013, the Company began drilling on the Perry Lease and was successful on both of the wells and is currently holding oil and gas reserve in four of the wells.

On November 18 and 19, 2013 the Company obtained Bonds P4 and P5 for Texas and Louisiana.

On December 10, 2013, the Company entered into an agreement with Plateau Energy, LLC whereby the Company acquired a 29.50% working interest in the Mina Travis No. 1 Well in exchange for 100,000 shares of the Company’s Series B Preferred Stock and a 20.836% working interest in the Lucy Lee No. 1 Well and the Lucy Lee SWD No. 2 in exchange for an additional 100,000 shares of the Company’s Series B Preferred Stock.

NOTE 14. SUPPLEMENTAL INFORMATION ON OIL AND GAS DATA (Unaudited)

The following tables set forth supplementary disclosures for the Company's oil and gas producing activities in accordance with ASC No. 932, Extractive Activities - Oil and Gas (ASC 932).

Capitalized Costs Relating to Oil and Gas Producing Activities:

			For the Period from
			January 28, 2010
	For the Year Ended	For the Year Ended	(Inception) through
	December 31, 2012	December 31, 2011	December 31, 2012
Capitalized costs:
Oil and gas properties	$-	$-	$601,566
Total capitalized costs	-	-	601,566
Less: accumulated depreciation, depletion,
amortization and valuation allowance	-	-	-
Net Capitalized Costs	$-	$-	$601,566

Costs Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities:

			For the Period from
			January 28, 2010
	For the Year Ended	For the Year Ended	(Inception) through
	December 31, 2012	December 31, 2011	December 31, 2012

Acquisition of properties	$-	$-	$580,216
Exploration	-	-	-
Development	-	-	21,350

Total costs incurred	$-	$-	$601,566

The Company did not hold any oil and gas reserves as of December 31, 2012 or 2011.

Results of Operations from Oil and Gas Producing Activities:

For the years ended December 31 and 2012, 2011 and for the period from January 28, 2010 (inception) through December 31, 2012, the Company spent $27,227, $288,130, and $438,077 on lease development activities, respectively.

NOTE 15. STOCK OPTIONS/STOCK-BASED COMPENSATION AND WARRANTS

The Company approved a stock option plan in October 2010 ("2010 Stock Option Plan") to provide incentives to employees, directors, officers, and consultants and under which 500,000 shares of common stock have been reserved for issuance. The options are non-statutory stock options and are valued at the fair market value of the stock on the date of grant. The stock subject to the option on the date of the grant and, in some cases, may not be less than 110% of such fair market value. The exercise price of non-statutory options may not be less than 100% of the fair market value of the stock on the date of grant. The options expire 5 years after the date of grant.

As of December 31, 2011, options to purchase 7,500 shares of the Company’s common stock had been granted.  Options to purchase an additional 21,000,000 shares were granted during the year ended December 31, 2012.  Options to purchase 10,000,000 of these shares were exercised the day they were granted and options to purchase 1,000,000 of these shares were forfeited.

The following table summarizes the Company’s stock option activities for the years ended December 31, 2012 and 2011 and for the period from January 28, 2010 (inception) through December 31, 2012:

			Weighted
		Weighted Average	Average Remaining	Average
	Shares	Exercise Price	Contractual Life	Intrinsic Value

Outstanding at inception (January 28, 2010)	-	-	-	-
Granted	15,000	$0.30	5.00 years	-
Exercised	-	-
Forfeited/Expired	-	-
Outstanding at December 31, 2010	15,000	$0.30	4.75 years	-
Granted	-	-
Exercised	-	-
Forfeited/Expired	(7,500)	$0.30
Outstanding at December 31, 2011	7,500	$0.30	3.75 years	-
Granted	21,000,000	$0.03	2.00 years
Exercised	(10,000,000)	$0.02	2.00 years
Forfeited/Expired	(1,000,000)	$0.06
Outstanding at December 31, 2012	10,007,500	$0.03	1.44 years	-

During the year ended December 31, 2012, options to purchase 10,000,000 shares of the Company’s common stock were granted to the Company’s Chief Executive Officer, options to purchase 10,000,000 shares of the Company’s common stock were issued to Todd Violette (the former CEO of the Company), and options to purchase 1,000,000 shares of the Company’s common stock were issued to the Company’s Senior Executive.  The stock options granted to the Chief Executive Officer have a grant date fair value of $170,000, the stock options granted to the former CEO of the Company have a grant date fair value of $337,507, and the stock options granted to the Senior Executive have a grant date fair value of $64,000.  No options were granted during the year ended December 31, 2011.

The Company accounts for stock-based compensation under the provisions of FASB ASC 718-10-55. This statement requires the Company to record an expense associated with the fair value of stock-based compensation. The Company uses the Black- Scholes option valuation model to calculate stock-based compensation at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility.

The following table summarized the values from and assumptions for the Black-Scholes option pricing model for stock options granted during the years ended December 31, 2012 and 2011 and for the period from January 28, 2010 (inception) through December 31, 2012:

	2012	2011	2010
Weighted average grant date fair value per share	$0.03	$0.02	$0.02
Weighted average risk-free interest rate	0.3%	2.5%	2.5%
Expected life (in years)	2.0 years	5.0 years	5.0 years
Weighted average volatility	265%	75%	75%
Expected dividends	$-	$-	$-

A summary of the status of the Company's vested and non-vested shares at December 31, 2012 and 2011, and the weighted average grant date fair value is presented below:

		Weighted Average	Weighted Average
		Grant Date	Grant Date
	Shares	Fair Value per Share	Fair Value
Vested	10,007,500	$0.030
Nonvested	-	-
Total	10,007,500	$0.030	$300,225

During the year ended December 31, 2011, options to purchase 7,500 shares of the Company’s common stock vested with a value of $10,500. During the year ended December 31, 2012, options to purchase 10,000,000 shares of the Company’s common stock vested with a value of $340,000.

NOTE 16. EMPLOYMENT AGREEMENTS

The President and CEO Vincent Vellardita has an employment agreement with the Company. The agreement provides for an annual salary of $150,000 per annum and a provision to purchase common stock and warrants of the Company. The employee is also entitled to receive an annual bonus based on net profits and royalty in all new projects started after the execution of the agreement. The agreement can be terminated with 30 days’ notice by the employee.  The contract has been renewed for another three years.

The former Senior Executive Terry Rutter had an employment agreement with the Company. The agreement provided for an annual salary of $48,000 and a provision to purchase warrants of the Company. The employee was also entitled to receive an annual royalty in all new projects started after the execution of the agreement. The agreement could be terminated with 30 days’ notice by the employee.  The agreement was terminated effective September 19, 2013.  The employee stayed on as an Independent Contractor until January 16, 2014 under the same terms.

A former President and CEO Todd Violette had an employment agreement with the Company as of December 31, 2012. The agreement provided for an annual salary of $240,000 per annum based on raising sufficient capital and a provision to be granted Series A Preferred Stock and to purchase common stock and warrants of the Company. The employee was also entitled to receive an annual bonus based on net profits and royalty in all new projects started after the execution of the agreement. The term of the agreement was for two years and could be terminated with 30 days’ notice by the employee.  The agreement was terminated effective June 14, 2013. The termination was amended with updated terms on June 18, 2013.  As part of the termination, 1,000,000 of the Company’s series A Preferred Stock was transferred from Todd Violette to Vincent Vellardita.

A former President and CEO, Ron Polli, had an employment agreement with the Company. The agreement provided for an annual salary of $60,000 per annum based on weeks worked and a provision to be granted options under a separate option agreement as disclosed in Note 15. The agreement could be terminated with 30 days’ notice by either party.  The agreement was terminated effective November 22, 2011.

Paradigm Oil and Gas, Inc.
(an Exploration Stage Company)
Consolidated Balance Sheets
September 30, 2013

	September 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
Assets

Current Assets:
Cash	$43,794	$3,642
Inventory	-	-
Total Current Assets	43,794	3,642

Texas Railroad Commission bond	-
Deposits	810	-
Property and equipment, net	18,988	40,000
Natural gas and oil properties	59,175	-

Total Assets	$122,767	$43,642

Liabilities and Shareholders' Deficit

Current Liabilities:
Accounts payable	$179,498	$26,921
Accrued wages (Note 2)	43,595	54,950
Accrued interest	31,569	43,105
Advances from shareholder	3,047	4,646
Notes payable (Note 4)	132,876	118,847
Short term convertible notes net of $162,852 and $76,331	-	-
in unamortized note payable discount	283,786	215,150
Total Current Liabilities	674,371	463,619

Long term convertible notes net of $60,714 and $82,142 in unamortized note payable discount	102,470	140,820

	102,470	140,820

Total Liabilities	776,841	604,439

Commitments and Contingencies

Shareholders' Deficit
Preferred stock Series A, $0.0001 par value, 1,000,000 shares authorized, 1,000,000 and 1,000,000 shares issued and outstanding as of September 30, 2013 and December 31, 2012.	100	100
Preferred stock Series B, $0.0001 par value, 1,000,000 shares authorized, 350,000 an -0- shares issued and outstanding as of September 30, 2013 and December 31, 2012.	35	-
Common stock, $0.0001 par value, 500,000,000 shares authorized, 74,935,350 and 32,547,968 shares issued and outstanding as of September 30, 2013 and December 31, 2012	7,494	3,255
Additional paid-in capital	8,065,276	6,814,715
Accumulated deficit	(8,726,979)	(7,378,888)

Total Shareholders' Deficit	(654,074)	(560,818)

Total Liabilities and Shareholders’ Deficit	$122,767	$43,621

The accompanying notes are an integral part of these financial statements

Paradigm Oil and Gas, Inc.
(an Exploration Stage Company)
Statements of Operations
Unaudited

			For the Period from
	For the	For the	January 28, 2010
	Nine Months Ended	Nine Months Ended	(Inception) through
	September 30, 2013	September 30, 2012	September 30, 2013

Revenue		$5,463	$15,866

Field operation expenses:
Labor			242,417
Lease costs	21,599	3,766	65,741
Legal	-	-	14,000
Maintenance	-	-	50,356
Natural gas and oil exploration costs	-	-	58,905
Other field expenses	-	-	8,664
Travel	-	-	14,022
Utilities	-	-	5,571

Total field operation expenses	21,599	3,766	459,676

General and administrative expenses:
Advertising and promotion	18,958	-	31,828
Bad debts	-	-	87,374
Depreciation	21,012	21,012	64,721
Impairment	-	-	738,335
General and administrative	89,960	10,760	275,414
Interest	225,478	195,809	948,417
Management fees	-	-	154,802
Miscellaneous	-	-	95,277
Other office expenses	30,628	38,639	184,293
Payroll	808,088	141,438	905,314
Professional and consulting fees	188,181	388,317	2,017,065
Stock options	-	-	582,007

Total general expenses	1,382,305	795,975	6,084,847

Loss from operations	(1,403,904)	(794,278)	(6,528,657)

Other (income) expense:
Sales of oil royalty lease interest	(65,000)	-	(65,000)
Assumption of liabilities in acquisition	-	-	633,279
Loss on disposition of subsidiary	9,132	42,613	51,745
Loss from shares issued on debt conversion, net	-	-	1,719,136

Net loss	$(1,348,036)	$(836,891)	$(8,867,817)

Net loss per common share - basic and diluted	$(0.04)	$(0.06)

Weighted average number of common shares outstanding -
basic and diluted	34,913,650	13,004,070

The accompanying notes are an integral part of these financial statements

Paradigm Oil and Gas, Inc.
(an Exploration Stage Company)
Statements of Cash Flows
Unaudited

			For the Period from
			January 28, 2010
	For the Nine Months	For the Nine Months	(Inception) through
	September 30, 2013	September 30, 2012	September 30, 2013

Operating Activities:
Net loss	$(1,348,036)	$(836,891)	(8,867,817)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	21,012	21,012	64,721
Impairment	-	-	738,335
Amortization of discount on convertible notes payable	186,805	149,489	841,467
Issuance of common stock for services	720,861	406,460	2,838,368
Issuance of preferred stock for services	-	100	100
Stock options vested	-	-	10,500
Issuance of notes payable for services	-	-	264,167
Interest expense treated as debt additions	160,998	52,350	213,348
Bad debt expense, net of recoveries	-	-	87,374
Transferred interest	-	2,350	-
Loss from shares issued on debt conversion	-	-	1,719,136
Loss on sale of Integrated Oil and Gas Solutions Inc.	-	-	42,613
Assumption of liabilities in acquisition	-	-	633,279
Change in operating assets and liabilities:	-	-	-
Employee advances	-	-	-
Deposits	-	-	(800)
Inventory	-	6,904	(6,904)
Texas Railroad Commission bond	-	-	(50,000)
Accounts payable	(4,473)	36,628	36,748
Accrued interest	(2,931)	39,218	56,010
Accrued wages	145,695	-	200,645
Net cash used in operating activities	(120,069)	(122,380)	(1,178,710)

Investing activities:
Proceeds from advances from shareholders	-	-	62,151
Repayments for advances from shareholders	-	-	(21,530)
Note receivable	-	-	(87,374)
Deposits	(810)	800	(810)
Furniture and fixtures	-	-	(24,352)
Production equipment	-	-	(196,124)
Purchases of natural gas and oil properties	(59,175)	-	(119,202)
Cash acquired in acquisition	-	-	121
Net cash provided by (used in) investing activities	(59,985)	800	(387,120)

Financing activities:
Proceeds from convertible notes	221,805	-	801,805
Proceeds from convertible debenture payable	-	-	734,918
Proceeds from short term loan	-	74,570	15,000
Repayments for short term loan	(1,599)	-	(16,599)
Proceeds from notes payable	-	-	30,500
Common stock issuance	-	44,000	44,000
Net cash provided by financing activities	220,206	118,570	1,609,624

Net change in cash	40,152	(3,010)	43,794
Cash at beginning of the period	3,642	4,683	-
Cash at end of the period	$43,794	$1,673	43,794

Supplemental disclosure of cash flow information:
Assumption of accounts payable in acquisition	$-	$-	147,510
Assumption advances from shareholders in acquisition	$-	$-	40,025
Assumption of note payable in acquisition	$-	$-	85,864
Assumption of convertible debt in acquisition	$-	$-	360,000
Interest transferred to principal	$-	$-	11,146
Issuance of common stock for conversion of debt	$305,025	$142,367	(1,593,602)
Discount on convertible notes	$186,805	$75,372	(791,707)
Assignments of shareholder loans to convertible debt	$-	$-	76,000

The accompanying notes are an integral part of these financial statements

PARADIGM OIL AND GAS, INC.
(AN EXPLORATION STAGE COMPANY)
CONDENSED NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 AND THE
PERIOD FROM JANUARY 28, 2010 (INCEPTION) THROUGH SEPTEMBER 30, 2013

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITIES

Organization

Paradigm Enterprises, Inc. (the "Company") was incorporated in the state of Nevada on July 15, 2002 to engage in the acquisition, exploration and development of oil and gas properties. On February 7, 2005 the Company changed its name to Paradigm Oil and Gas, Inc. Effective January 28, 2010 (the “Acquisition Date”), Paradigm Oil & Gas Inc. entered into a share exchange agreement with the shareholders of Integrated Oil and Gas Solutions Inc. (the "Acquired Company") a Texas corporation. The transaction has been accounted for as a reverse acquisition. The Acquisition Date is considered the inception date of the Company.

The consolidated financial statements include the accounts of Paradigm Oil and Gas, Inc. and its subsidiaries, Integrated Oil and Gas Solutions Inc. (Integrated was sold effective June 26, 2012), Paradigm Integrated Technology Solutions Inc., and Centurion Oil Services Inc. Subsequent to June 26, 2012, the consolidated financial statements include the accounts of Paradigm Oil and Gas, Inc. and its remaining subsidiaries, Paradigm Integrated Technology Solutions Inc., and Centurion Oil Services Inc.

The Company is considered an exploration stage company, as it has not generated significant revenues from its operations.

On October 9, 2013, the Company’s Board of Directors approved a one-for-ten reverse stock split. The reverse stock split became effective on December 2, 2013. Stock option agreements have been adjusted to reflect the split. An amount equal to the par value of the shares issued has been transferred from additional paid-in capital to the common stock account. All references to number of shares have been adjusted to reflect the stock split on a retroactive basis.

Reverse merger of Integrated Oil and Gas Solutions Inc.

On January 28, 2010, the Company entered into a share exchange agreement with the shareholders of the "Acquired Company" in exchange for all of the Acquired Company’s capital stock.

Paradigm issued 4,200,000 of its $.001 par value shares common shares representing 82% of the fully-diluted shares of the Company in exchange for 100% of the Acquired Company's outstanding shares. The Acquired Company was a wholly owned subsidiary of the Company from the Acquisition Date until the Company sold the Acquired Company (see Note 3).

The Acquired Company held 100% working interests in certain oil and gas leases along with certain oil and gas production equipment. On the Acquisition date, the total purchase price to acquire these assets amounted to $541,539. These costs were capitalized on the Acquired Company's books at cost as natural gas and oil properties, unproved properties.

Going Concern

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the historical success rate of oil and gas exploration. Management's plan is to acquire interests in certain oil and gas properties with production and to rework existing wells to bring them on line for production.

As shown in the accompanying consolidated financial statements, the Company has incurred net losses of $1,348,036, $836,891, and $8,867,817 for the nine months ended September 30, 2013 and 2012, and for the period from January 28, 2010 (inception) through September 30, 2013 respectively.

The Company’s wells are now producing oil and gas but the Company will need to raise additional capital to increase the oil and gas production from its other wells that are not currently on line.  The Company may take on a joint venture partner or raise capital through their currency or sell some of the other wells and keep the proven ones.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting pronouncements

During the nine months ended September 30, 2013, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial position or operating results. The Company will monitor these emerging issues to assess any potential future impact on its consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial costs from environmental accidents or events for which the Company may be currently liable. In addition, the Company's oil and gas business makes it vulnerable to changes in prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future.

Fair value of financial instruments

In accordance with the reporting requirements of Accounting Standards Codification ("ASC") Topic No. 825, Financial Instruments, (ASC 825) the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at September 30, 2013 and 2012.

Principles of Consolidation

The consolidated financial statements for the nine months ended September 30, 2013 and 2012 include the accounts of Paradigm Oil and Gas, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the current period presentation.

Cash

Cash consists of cash on deposit with high quality major financial institutions, and to date the Company has not experienced losses on any of its balances. The carrying amounts of cash approximate fair market value due to the liquidity of these deposits.  For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At September 30, 2013 and December 31, 2012, the Company had $43,794 and $3,642 in cash, respectively.

Property and equipment

The following table details the composition of property and equipment:

	September 30,	December 31,
	2013	2012
Production equipment	$75,020	$75,020
Furniture and equipment	-	-
Less accumulated depreciation	(56,032)	(35,020)
Property and equipment, net	$18,988	$40,000

Property and equipment are stated at the Company's cost and are depreciated on a straight line basis over five or seven years. Maintenance and repair costs are expensed when incurred while major improvements are capitalized.  Depreciation expense totaled $21,012 for the nine months ended September 30, 2013 and  2012,  and $64,721 for the period from January 28, 2010 (inception) through September 30, 2013.

Subsequent to December 31, 2012, the Company sold certain production equipment for $40,000.  In accordance with the guidance for the impairment of long-lived assets, the Company evaluated the equipment for recovery and in 2012 recorded an impairment charge of $121,105.

Income Taxes

The Company accounts for income taxes under the provisions of ASC Topic No. 740 , Income Taxes (ASC 740) which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The deferred tax assets generated by the Company have been fully reserved through a valuation allowance as the Company is not certain that it is more likely than not to be able to generate profitable operations in the near future.  See Note 9 for further discussion of deferred tax assets.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC Topic No. 718, Compensation - Stock Compensation (ASC 718), using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets to be held and used, including unproved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets. In such circumstances, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin No 104. Accordingly all of the following criteria must be met for revenues to be recognized: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectability is reasonably assured. During 2013 and 2012, the Company’s revenues were the results of agreements with customers and revenues are generated upon performance of contracted services. Rates for services are based on negotiated rates with the Company’s customers and revenue is recognized when the services have been performed.

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company's share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At September 30, 2013 and 2012, respectively, the Company had no overproduced imbalances.

Advertising Costs

Advertising costs are expensed when incurred.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

NOTE 2. RELATED PARTY TRANSACTIONS

A former Chief Executive Officer of the Company, Brian Kennedy, loaned the Company $76,546. The loan is interest free and has no formal terms of repayment.  During 2011, Kennedy loaned the Company an additional $8,000 and was repaid $4,000.  In addition, during 2011, $53,500 of the loan was transferred to another shareholder of the Company. As of September 30, 2013 the loan was paid in full.

On May 23, 2011, part of a shareholder loan in the amount of $22,500 was exchanged for a convertible note which was then converted between May 24, 2011 and June 10, 2011 into 24,393 common shares.

On July 20, 2011 $53,500 of shareholder loans were exchanged for a convertible note which then was converted on July 21, 2011 into 294,928 common shares.

During 2011, notes receivable of $12,603 and $46,721 that were due from companies owned by shareholders of the Company were written off due to uncollectability.  $45,807 of this amount was originally loaned to a shareholder of the Company during 2010. Also during 2011, another note receivable of $28,050 that was due from an affiliated company of Brian Kennedy was written off due to uncollectability.

Management fees of $62,500 and $154,802 were paid to Brian Kennedy during the year ended December 31, 2011 and during the period from January 28, 2010 (inception) through December 31, 2012, respectively.

The Company was the guarantor of a loan made to a shareholder of the Company.  During 2011, payments to the shareholder of $116,724, as well as the long term convertible note, were the result of the guarantee made by the Company.

As of September 30, 2013 and December 31, 2012 short term convertible notes and accrued interest (net of $0 and $0 in unamortized note payable discount) of $5,189 and $38,080, respectively, were payable to Barclay Lyons, LLC.  Todd Violette, a former Chief Executive Officer of the Company, also serves as the Chief Executive Officer of Barclay Lyons, LLC.

Accrued wages to shareholders of the Company were $43,595 and $54,950 as of September 30, 2013 and December 31, 2012, respectively.

The Company sold a subsidiary, Integrated Oil and Gas Solutions Inc., for $500 on June 26, 2012 to Terry Rutter, who at the time was the Senior Executive of the Company.  The Company recognized a loss of $42,613 on the sale of the Acquired Company.

NOTE 3. CONVERTIBLE NOTES

The Company has entered into several Securities Purchase Agreements for the sale of short term convertible notes. The notes bear annual interest of 7-12% and mature within 365 days after the issue date (maturity date). The notes plus interest can be converted in whole or in part to common shares at the holder's option at the later of the maturity date or the default date. The conversion price is calculated as 50-55% of the market price which is determined by the average of the lowest three closing prices for the Company’s stock during the ten days prior to conversion date. The Company evaluated the notes and determined that the conversion option does not constitute a derivative liability for financial reporting purposes. If the note plus interest is not paid or converted on the maturity date, then default interest begins to accrue on the whole amount bearing annual interest of 22%.

Conversion Price During Major Announcements

For certain notes, in the event the Company (i) makes a public announcement that it intends to consolidate or merge with any other corporation (other than a merger in which the Company is the surviving or continuing corporation and its capital stock is unchanged) or sell or transfer all or substantially all of the assets of the Company or (ii) any person, group or entity (including the Company) publicly announces a tender offer to purchase 50% or more of the Company's common stock (or any other takeover scheme) (the date of the announcement referred to in clause (i) or (ii) is hereinafter referred to as the "Announcement Date"), then the Conversion Price shall, effective upon the Announcement Date and continuing through the Adjusted Conversion Price Termination Date (as defined below), be equal to the lower of (x) the Conversion Price which would have been applicable for a Conversion occurring on the Announcement Date and (y) the Conversion Price that would otherwise be in effect. From and after the Adjusted Conversion Price Termination Date, the Conversion Price shall be determined as set forth above. For purposes hereof, "Adjusted Conversion Price Termination Date" shall mean, with respect to any proposed transaction or tender offer (or takeover scheme) for which a public announcement as contemplated by this paragraph has been made, the date upon which the Company (in the case of clause (i) above) or the person, group or entity (in the case of clause (ii) above) consummates or publicly announces the termination or abandonment of the proposed transaction or tender offer (or takeover scheme) which caused this paragraph to become operative.  The Company does not anticipate that this provision will have a material effect on the Company’s financial statements.

The Company may prepay the short term notes plus accrued interest at any time after 91 days after the issue date and ending up to 180 days after the issue date. The total amount calculated to be prepaid will bear an additional charge of 75% of the calculated prepaid amount. The Company is required at all times to have authorized and reserved from one to five times the number of shares that are actually issuable upon full conversion of the notes (based on the Conversion Price of the Notes in effect from time to time).  As of September 30, 2013 and December 31, 2012, respectively, 20,114,179 and 20,114,979 shares of the Company’s Common Stock were reserved for issuance of outstanding convertible notes.

In addition, the Company has entered into a Long Term Convertible Note on October 24, 2011 bearing annual interest of 4.75% which matures in 2015.  This note plus interest can be converted into common shares at the holder's option. The conversion price is calculated as the lesser of (i) $0.60, or (ii) 70% of the market price which is determined by averaging the lowest three day closing price over the last 21 trading day period ending one trading day prior to the day the conversion notice was sent by facsimile. The Company evaluated the note and determined that the conversion option does not constitute a derivative liability for financial reporting purposes. If the note plus interest is not paid or converted on the maturity, then default interest begins to accrue on the whole amount bearing annual interest of 18%.

If at any time that the note is outstanding (i) the daily volume weighted average price is below $0.02, (ii) the Company has not authorized or reserved enough shares of its common stock to account for the conversion of the note in full and the issuance of shares of common stock in accordance with its terms, or (iii) the holder is prohibited for any reason from converting the note, then the holder may elect, in its sole discretion, to convert any portion of the outstanding principal amount and accrued interest into common shares of the Company.

If, on the date the holder delivers a conversion notice to the Company, the applicable conversion price is below $0.03, the Company, within three days after receipt of the conversion notice, shall have the right to prepay the portion of the note that the holder elected to convert.  Any such prepayment shall be made in an amount equal to 120% of the principal amount plus accrued interest of the amount to be converted.

Per the provisions of the note, the Company may be in default of this note as the average volume weighted average price of the Company’s common stock was below $0.01 per share for three consecutive trading days during 2012 and 2013.

In conjunction with this note, the Company has also entered into an equity investment agreement whereby the holder may purchase up to $2,000,000 of the Company’s common stock at the sole discretion of the holder.  Under the agreement, 60% of any equity purchase will be made at 75% of the volume weighted average price on the day before the investment is made.  The remaining 40% of the equity purchase will be made at 100% of the volume weighted average price on the day before the investment is made.

At any time, in the holder’s sole discretion, the holder may purchase an additional note in the amount of $300,000, otherwise having the exact same terms as this debenture.  In addition, in the holder’s sole discretion, the holder may enter into a second equity investment agreement for $3,000,000, otherwise having the exact same terms as the equity investment agreement disclosed above.

Failure to Deliver Common Stock Prior to Deadline

Without in any way limiting the holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the common stock issuable upon conversion of certain notes is more than three (3) business days after the deadline, the Company shall pay to the holder $2,000 per day in cash, for each day beyond the deadline that the Company fails to deliver such common stock. Such cash amount shall be paid to Holder by the fifth day of the month following the month in which it has accrued or, at the option of the holder (by written notice to the Company by the first day of the month following the month in which it has accrued), shall be added to the principal amount of this Note, in which event interest shall accrue thereon in accordance with the terms of this Note and such additional principal amount shall be convertible into common stock in accordance with the terms of this Note.

NOTE 4. NOTE PAYABLE

The Company is indebted under a note payable to 1132559 Alberta Ltd, bearing annual interest of 7% and secured by 100% of the first proceeds of production under the Farmout and Option Agreement for the Sawn Lake Property. There are no fixed repayment terms. The Company may be in default of this note. In addition, at September 30, 2013, the Company is also indebted under a promissory note payable to Greystone Capital Partners LLC.  The note bears an annual interest rate of 9.875% and is payable semi-annually.

	September 30, 2013	December 31, 2012

1132559 Alberta Ltd	$97,497	$97,497
Greystone	35,379	21,350
Total	$132,876	$118,847

NOTE 5. INCOME TAXES

Income Tax Provision:

a) The provision for income taxes differs from the result which would be obtained by applying the statutory rate of 34% to income before income taxes.

	September 30, 2013	December 31, 2012

Loss before income taxes	$(1,348,036)	$(2,019,450)

Income tax benefit 34% (estimated)	(458,332)	(686,613)
Unrecognized benefit of operating loss carry forwards	458,332	686,613

Income tax benefit	$-	$-

b) Significant components of the Company's deferred income tax assets are as follows:

	September 30, 2013	December 31, 2012

Operating loss carry forwards	$8,848,000	$7,500,000
Statutory tax rate	34.0%	34.0%

Deferred tax asset	3,008,320	2,550,000
Valuation allowance	(3,008,320)	(2,550,000)

Net deferred tax assets	$-	$-

As of September 30, 2013, the Company has incurred operating losses of approximately $8,848,000 which, if unutilized, will expire through the year 2031. However, due to the change in control of the Company during June 2013, the Company does not have any significant NOL carry forwards as of the date of the change in control.  Future tax benefits existing at September 30, 2013, which may arise as a result of these losses, have been offset by a valuation allowance. The change in valuation allowance for the nine months ended September 30, 2013 and the year ended December 31, 2012 and for the period from January 28, 2010 through December 31, 2012 was $458,332, $680,000, and $3,008,000, respectively.

The Company accounts for corporate income taxes in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, future tax benefits, such as those from net operating loss carry forwards, are not recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as set forth below in the period that includes the enactment date.

The Company does not have any significant deferred tax assets or liabilities. As of June 2013, the Company no longer had any net operating loss carry forwards available to offset future taxable income of the Company. The Company is not current in filing its tax returns.

The Company has not filed tax returns since its inception.  The Company is currently working with an external tax firm to prepare past tax returns and does not believe that it will be exposed to any risk of penalty or forfeiture of NOLs.

NOTE 6. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the consolidated financial statements were issued. The evaluation has resulted in the following disclosures:

Subsequent to September 30, 2013, the Company entered into several Securities Purchase Agreements for the sale of short term convertible notes totaling $579,514. The notes bear annual interest of 5-12% and mature within 365 days after the issue date (maturity date). The notes plus interest can be converted in whole or in part to common shares at the holder's option at the later of the maturity date or the default date. The conversion price is calculated as 50-55% of the market price which is determined by the average of the lowest three closing prices for the Company’s stock during the ten days prior to conversion date. The Company evaluated the notes and determined that the conversion option does not constitute a derivative liability for financial reporting purposes.

In addition, the Company has settled $260,246 of convertible notes subsequent to September 30, 2013.

Common stock activity of the Company subsequent to September 30, 2013 is as follows:

Number of shares

Common shares outstanding at December 31, 2012	32,547,968

Issuance of common stock for conversion of debt	33,605,088
Issuance of common stock for outside services	1,800,000
Issuance of common stock for employment services	6,450,000
Issuance of common stock for options exercised	532,294

Common shares outstanding at December 31, 2013	74,935,350

Issuance of common stock for conversion of debt	46,862,188
Issuance of common stock for outside services	5,450,000
Retirement of common stock	(3,000,000)

Common shares outstanding at March 26, 2014	124,747,538

Series B Preferred Stock activity of the Company subsequent to September 30, 2013 is as follows:

Number of shares

Preferred Series B shares outstanding at September 30, 2013	350,000

2013 activity	-

Preferred Series B shares outstanding at December 31, 2013	350,000

Issuance of Preferred B shares for acquisition of properties	200,000

Preferred Series B shares outstanding at March 26, 2014	550,000

On October 9, 2013, the Company’s Board of Directors approved a one-for-ten reverse stock split. The reverse stock split became effective on December 2, 2013. See Note 1 for treatment of the reverse stock split.

On October 18, 2013, the Company began drilling on the Perry Lease and was successful on both of the wells and is currently holding oil and gas reserve in four of the wells.

On November 18 and 19, 2013 the Company obtained Bonds P4 and P5 for Texas and Louisiana.

On December 10, 2013, the Company entered into an agreement with Plateau Energy, LLC whereby the Company acquired a 29.50% working interest in the Mina Travis No. 1 Well in exchange for 100,000 shares of the Company’s Series B Preferred Stock and a 20.836% working interest in the Lucy Lee No. 1 Well and the Lucy Lee SWD No. 2 in exchange for an additional 100,000 shares of the Company’s Series B Preferred Stock.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(1) Financial Statements

Consolidated Balance Sheets as of December 31, 2011 and 2012.
Consolidated Statements of Operations for the years December 31, 2011 and 2012.
Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2011 and 2012.
Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2012.

(2) Financial Statement Schedules

All schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation (Original)
3.2	Amended Articles of Incorporation
3.3	Amendment to the Articles
3.4	Bylaws

 SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARADIGM OIL AND GAS, INC.

Dated: April 02, 2014	By:	/ s/ Vince Vellardita
Vince Vellardita
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Vince Vellardita	Chief Executive Officer and Director	April 02, 2014
Vince Vellardita	(Principal Executive Officer)